UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

BBVA
Creating Opportunities

# Results 2020
## 4Q20

BBVA

Results 2020 4Q20

BBVA
#YouAreTheVaccine

**LCR / NSFR**
**149% / 127%**

**+€35M**
**Donated** for the fight against the **pandemic**

**+€11M**
**Donated** by **customers** and **employees**

We offer financial support to to our **customers** to relief their financial burden and to help them in their recovery

- **Deferrals** and repayment **flexibility**
- More **funding** and **liquidity** and loans with government support
- Continuous drive of **digital channels**

We use **technology** to promote **new ways of working**

**Hybrid model** more flexible

Onsite working
**123,174** employees
Remote working

**Companies**
**Individual** customers

We **help** our **customers** in their lives and in their businesses

| **Digital** customers | **Mobile** customers | **Digital sales** |
|---|---|---|
| **63%** (% penetration) | **59%** (% penetration) | **64%** (% of total unit sold) |

We help our **clients transition** toward a **sustainable future**

**Pledge 2025**
To mobilize
€100 Billion

Mobilized
**€50,000M** approx.
cumulated since 2018

**TCFD** Another milestone in our commitment to **sustainability**

**We create opportunities together**

#You Are The Vaccine We address the challenges faced by banks with a sound CET 1 fully-loaded (*) LCR / NSFR capital and liquidity position reinforced by the sale agreement of our subsidiary in the United States 14.58% 149% / 127% (*) Pro-forma: including the positive impact from the sale of BBVA USA. We support the community to protect We use technology to promote the health and wellbeing of all new ways of working Hybrid model more Fiexible +€35M +€11M against Donated the for pandemic the Fight Donated by customers and employees Onsite Remote working 123,174 working employees We over Financial support to to our customers to relief We rely on employees committed with our Purpose, their Financial burden and to help them in their recovery to bring the age of opportunities to everyone, and with our values Deferrals and repayment Fiexibility More funding and liquidity and loans with government support Customer We think We are Continuous drive of digital channels comes First big one team € We help our clients transition We have digital advisory tools to help our customers to improve their Financial health toward a sustainable future Pledge 2025 To mobilize €100 Billion Companies Individual customers Mobilized Lo €50,000M approx. We help our customers in cumulated since 2018 their lives and in their businesses Digital Mobile Digital customers customers sales 63% 59% 64% Another milestone in our commitment to sustainability (% penetration) (% penetration) (% of total unit sold) We face 2021 with an unparalleled position of strength to invest in growth and to increase shareholder distributions We create opportunities together

Translation of the Quarterly Report 4Q20 originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

2

BBVA Group main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	31-12-20	Δ%	31-12-19	31-12-18
Balance sheet (millions of euros)
Total assets	736,258	5.5	697,737	675,675
Loans and advances to customers (gross)	378,139	(4.5)	396,012	386,225
Deposits from customers	409,122	6.1	385,686	375,970
Total customer funds	512,068	3.8	493,488	474,085
Total equity	50,020	(8.9)	54,925	52,874
Income statement (millions of euros)
Net interest income	16,801	(7.3)	18,124	17,511
Gross income	22,974	(6.1)	24,463	23,667
Operating income	12,219	(2.7)	12,561	11,965
Net attributable profit/(loss)	1,305	(62.9)	3,512	5,400
Adjusted net attributable profit or (loss) (1)	3,084	(36.1)	4,830	4,703
The BBVA share and share performance ratios
Number of shares (million)	6,668	-	6,668	6,668
Share price (euros)	4.04	(19.0)	4.98	4.64
Earning per share (euros) (2)	0.14	(70.4)	0.47	0.75
Adjusted earning per share (euros) (1) (2)	0.41	(38.9)	0.66	0.64
Book value per share (euros)	6.70	(8.5)	7.32	7.12
Tangible book value per share (euros)	6.05	(3.6)	6.27	5.86
Market capitalization (millions of euros)	26,905	(19.0)	33,226	30,909
Yield (dividend/price; %) (3)	4.0		5.2	5.4
Significant ratios (%)
ROE (net attributable profit or (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (1)	6.9		9.9	10.2
ROTE (net attributable profit or (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (1)	7.8		11.9	12.5
ROA (Profit or (loss) for the year/average total assets) (1)	0.53		0.82	0.81
RORWA (Profit or (loss) for the year/average risk-weighted assets—RWA) (1)	1.07		1.57	1.56
Efficiency ratio	46.8		48.7	49.4
Cost of risk	1.51		1.02	0.99
NPL ratio	4.0		3.8	3.9
NPL coverage ratio	81		77	73
Capital adequacy ratios (%)
CET1 fully-loaded	11.73		11.74	11.34
CET1 phased-in (4)	12.15		11.98	11.58
Total ratio phased-in (4)	16.46		15.92	15.71
Other information
Number of clients (million)	80.7	3.6	77.9	74.6
Number of shareholders	879,226	0.6	874,148	902,708
Number of employees	123,174	(3.0)	126,973	125,627
Number of branches	7,432	(4.0)	7,744	7,963
Number of ATMs	31,000	(5.1)	32,658	32,502

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the information of the 2019 and 2018 income statements has been restated.

(1) Excluding the net capital gain from the bancassurance transaction in 2020 and BBVA Chile in 2018 and the goodwill impairments in the United States registered in the first quarter of 2020 and the last quarter of 2019.

(2) Adjusted by additional Tier 1 instrument remuneration.

(3) Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

(4) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

3

Highlights

COVID-19 pandemic

●

The appearance of the COVID-19 virus in China and its global expansion to a large number of countries, caused the viral outbreak to be classified as a global pandemic by the World Health Organization since March 11, 2020. The pandemic has affected and continues to adversely the world economy and the activity and economic conditions, leading many countries into economic recession. The governments of the different countries in which the Group operates have adopted different measures that have conditioned the evolution of 2020, as explained below.

Results

The BBVA Group generated a net attributable profit of €1,305m during 2020, in a year marked by several factors that influenced the income statement:

●	First, the outbreak of the COVID-19 pandemic, the main impacts of which were increased impairment on financial assets and higher provisions.

●

Secondly, the goodwill impairment in the United States in the first quarter of 2020, amounting to €2,084m, also as a result of the pandemic. In relation to this business area, the sale agreement reached by the Group is detailed later in this section. It should be noted that the Group’s results in this report are shown from a management’s business perspective, that is, with the United States business area in continuity. Financial information is being presented to the senior management of the Group with this management’s business perspective, and this report includes a conciliation between the management’s business perspective and the Consolidated Financial Statements of the Group.

●

Lastly, and to a lesser extent, the execution in the fourth quarter of 2020 of the bancassurance agreement reached with Allianz in Spain, once all required authorizations were received, which has represented a net capital gain of €304m, registered in the line of corporate operations of the Group.

Despite the complexity of the environment, the operating income registered an 11.7% year-on-year increase at constant exchange rates at the end of 2020, driven by the net trading income (NTI) and the operating expenses reduction.

The Group’s adjusted net attributable profit, excluding the goodwill impairment in the United States and the results from corporate operations in 2020, stood at €3,084m, that is a 36.1% below the 2019 result, also excluding the goodwill impairment in the United States in the last quarter of 2019

NET ATTRIBUTABLE PROFIT (1) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE 2020)

(1) Excluding the goodwill impairment in the United States, registered in 2019 and 2020 and the net capital gain from the bancassurance operation in 2020.	(1) Excludes the Corporate Center.

Balance sheet and business activity

●

The figure for loans and advances to customers (gross) fell by 4.5% compared to the end of the previous year, with deleveraging in all portfolios in the last quarter of 2020, with the exception of consumer and credit cards.

●	Customer funds grew by 3.8% during 2020, mainly as a result of customers placing larger liquidity in demand deposits.

4

Liquidity

●

The availability of substantial liquidity buffers in each of the geographical areas in which the BBVA Group operates and their management, have allowed internal and regulatory ratios to be maintained well above the minimums required.

Solvency

●

From 2021 onwards the BBVA Group sets the target to keep the CET1 fully-loaded ratio between 11.5%-12.0%, increasing the distance to the minimum requirement (currently at 8.59%) to 291-341 basis points. As of December 31, 2020, the CET1 fully-loaded ratio stood at 11.73%, already within the target range. This ratio does not include the positive impact of the sale of BBVA USA and other companies in the United States with activities related to its banking business, which according to the current estimate and taking by reference the capital base in 2020, would place the CET1 fully-loaded ratio at 14.58%. Additionally, it does not include the effect of the closing of the sale of BBVA Paraguay, which would have a positive impact of approximately +6 basis points, which will be registered in the first quarter of 2021.

CAPITAL AND LEVERAGE RATIOS (PERCENTAGE AS OF 31-12-20)

Shareholder remuneration

Regarding shareholder remuneration, the European Central Bank (hereinafter ECB) issued on December 15, 2020 a new recommendation on dividend distribution during the COVID-19 pandemic, that will be maintained until the end of September 2021 and repeals the previous recommendation. Following the recommendation from de ECB (for more information see later in this section the “Pronouncements of regulatory bodies and supervisors” paragraph), it is expected to be proposed for the consideration of the competent government bodies the intention to pay out €0.059 (gross) per share to its shareholders. The maximum amount distributed will be approximately €393m corresponding to the 15% consolidated profit for 2020 (excluding among others, the goodwill impairment in the United States, the capital gain from corporate operations and the remuneration of additional Tier 1 capital-AT1-), following the recommendation of the ECB.

Risk management

●	The calculation of expected credit losses accumulated in 2020 incorporates:

o	The update of the forward-looking information in the IFRS 9 models in order to reflect the circumstances created by the COVID-19 pandemic.

o

The granting of relief measures in the form of temporary payment deferrals for customers affected by the pandemic, as well as the option to grant lending with a public guarantee facility. In relation to said payments deferrals and in order to mitigate as much as possible the impact of these measures for the Group, due to the high concentration in the time of their maturities, an anticipation plan has been worked out.

●	The behaviour of the main credit risk indicators of the Group at the end of 2020 were:

o	The NPL ratio stood at 4.0% at the end of December 2019, 17 basis points above the end of the previous year.

o	The NPL coverage ratio closed at 81%, with a relevant improvement compared to the end of 2019.

o	The cumulative cost of risk at the end of December stood at 1.51%, after the rebound experienced in the first quarter of 2020 and the subsequent correction throughout the year.

5

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

Agreement for the sale of the United States

The BBVA Group announced, on November 16, 2020, that it has reached an agreement with The PNC Financial Services Group, Inc. (hereinafter PNC) for the sale of 100% of the shareholders’ equity of its subsidiary BBVA USA Bancshares, Inc., which in turn owns, all of the shareholders’ equity of the bank BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business. The agreement reached does not include the sale of the institutional business of the BBVA Group developed through its broker dealer BBVA Securities Inc. or the participation in Propel Venture Partners US Fund I, L.P. Likewise, BBVA will continue to develop the wholesale business that it currently conducts through its New York branch. The price of the transaction amounts to aproximately USD 11,600m, which will be paid entirely in cash. It is estimated that the operation will generate a positive impact on the CET1 fully-loaded ratio of the BBVA Group of approximately 294 basis points and a net of taxes attributable profit of approximately €580m (calculated with a rate of 1.29 euros/U.S dollar) of which at the end of the financial year 2020, are already collected approximately €300m (corresponding to the results generated by the companies for sale from the signing of the transaction to the end of the year, and that there are recorded in the consolidated Financial Statements on 31 December, 2020) and approximately 9 basis points of positive impact in the CET1 fully-loaded ratio. As usual, the closing of the operation is subject to obtaining regulatory authorizations from the competent authorities and it is estimated that it will take place in mid-2021.

Sale of BBVA Paraguay

The BBVA Group announced on 22 January 2021 that, once the regulatory authorizations were obtained, it has completed the sale of its direct and indirect stake of 100% of the Shareholders’ equity of the Banco Bilbao Vizcaya Argentaria Paraguay S.A. (hereinafter, BBVA Paraguay) to the Banco GNB Paraguay S.A. The total amount received after the closing of the operation amounts to approximately USD 250m and has generated a capital loss, net of taxes, of approximately €9m. Likewise, this transaction will have a positive impact on BBVA Group’s Common Equity Tier 1 (fully-loaded) of approximately +6 basis points. This impact will be reflected in the first quarter of 2021’s capital base of BBVA Group.

Security, business continuity and support measures taken by BBVA

From the outset, BBVA has adopted a series of measures to support its main stakeholders. The main business continuity measures taken are:

●

In order to serve customers, and since financial services are legally considered an essential service in most of the countries in which the Group operates, the branch network remained operational, with dynamic management of the network considering the evolution of the pandemic and activity. In addition, the use of digital channels and remote managers was encouraged. The data indicates that the COVID-19 crisis is accelerating digitization: At Group level, and in cumulative terms, digital sales (measured in units) rebounded in March, and in April it reached 67.4%, with restrictions on the opening of branches in some of the countries where the Group operates, and in December 2020 they stood at 64.0%, which compares very positively with the 59.9% in February. Also at the end of the year, BBVA’s digital customers accounted for 63% of the total and customers operating with the bank through their mobile phones accounted for 59% across the entire Group.

6

DIGITAL AND MOBILE CUSTOMERS (MILLIONS)

●

With employees, recommendations from health authorities have been followed, including taking an early stance on promoting working from home. The priority in BBVA’s return plan is to protect the health of the employees, customers and society in general. The return plan is being carried out following five principles: 1) cautiousness; 2) gradual return; 3) work shifts; 4) strict hygiene and safety measures; 5) creation of early identification protocols. The crisis is being handled dynamically; adapting the procedures in each geographical area which the Group is present to the current situation, based on the latest data available regarding the evolution of the pandemic, the business and the level of customer service, in addition to the guidelines set by local authorities.

●

In terms of cybersecurity, the increase in remote work and digital transactions as a result of the coronavirus crisis has led to an increase in the risk of cyber attacks. To ensure data and corporate information protection, BBVA has established the appropriate measures and continues to strengthen its prevention and monitoring efforts, thus mitigating the possible associated risks.

The banks are a key part of the solution to the COVID-19 crisis. Among other support and responsibility measures, they include:

●

BBVA has activated support initiatives with a focus on the most affected customers, regardless of whether they are companies, SMEs, self-employed workers or private individuals, and which includes, among others:

o

In Spain, support for SMEs, self-employed workers and companies through credit lines and lines guaranteed by the Spanish Instituto de Crédito Oficial (ICO), grace periods on loans to affected individuals (up to 12 months in residential mortgages for primary residence and up to 6 months in consumer lending), and moratorium of 3 months for citizens in social rental housing under the Social Housing Fund;

o

In the United States, flexibility in the repayment of loans for small business and for consumer finance has been extended, and certain fees and commissions for individual customers have been eliminated;

o

In Mexico, BBVA granted various supports with personalized characteristics based on the needs of each of the customer segments, offers personalized solutions in a wide variety of products ranging from a lack of 6 months in capital and/or interest in various lending products until the suspension of Point of Sale (POS) fees to support retailers with lower turnover, as well as different support plans aimed at each situation for larger business customers;

o

In Turkey, delay until June 2021 of loan repayments, interests and amortizations until December 31, 2020, without any penalty for private customers and extension of up to 6 months in the payment of principal on credits to companies.

o

In South America, Argentina has provided micro-SMEs and SMEs with access to credit facilities to purchase teleworking equipment, funding facilities for payroll payments; Colombia has frozen the repayment of loans for individuals and companies for up to six months, and is offering a special working capital facility for companies; and in Peru, various measures were approved in order to support SMEs and customers with consumer loans or credit cards, including rescheduling of debts, extending the payment term.

●

To support society in this fight against the COVID-19 pandemic, BBVA donated more than €35m to purchase medical supplies, support vulnerable groups and promote research. This donation was completed with more than €11m contributed by customers and employees.

7

Pronouncements of regulatory bodies and supervisors

●

With the aim of mitigating the impact of COVID-19, various European and international bodies have made pronouncements aimed at allowing greater flexibility in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration when preparing this report.

●

On December 2, 2020, the European Banking Authority (EBA) recognizing the exceptional circumstances of the second wave of COVID-19, it expanded the deadline to apply beneficial regulatory treatment to moratoriums, to March 31, 2021, updating the guidelines on legislative and non-legislative moratoriums on loan repayments, applied in light of the COVID-19 crisis and including additional safeguards against the risk of an excessive increase in unrecognized losses on banks’ balance sheets.

●

With regard to the payment of dividends, the ECB approved on December 15, 2020, given the persistent uncertainty about the economic impact of the COVID-19 pandemic, a new recommendation which will be maintained until the end of September 2021. The decision continues the line of recommending to the credit institutions exercise extreme prudence in the distribution of profits, either through the payment of dividends or through conducting share buy-backs, remaining this remuneration below 15% of the cumulative profit for 2019 and 2020 financial years, and in any case, not higher than 20 basis points of the Common Equity Tier 1 (CET1).

●

In terms of solvency, the European Parliament and the European Council adopted Regulation 2020/873 (known as the “CRR Quick Fix”), which amends both Regulation (EU) 575/2013 (Capital Requirement Regulation (CRR)) and Regulation 2019/876 (Capital Requirement Regulation 2 (CRR2)), which will apply from June 27, 2020. Its main impacts on the BBVA Group as of December 31, 2020, involve the extension of the transitional treatment of IFRS 9 (only affects the phased-in ratios) the bringing forward of the application of the SME and infrastructure support factor, and the advance in the non-deductibility of the software.

8

Group information

Macro and industry trends

The Global economy is being severely affected by the COVID-19 pandemic. Supply, demand and financial factors caused an unprecedented fall in GDP in the first half of 2020. Supported by strong fiscal and monetary policy measures, as well as greater control over the spread of the virus, global growth rebounded more than expected in the third quarter, before slowing down in the fourth, when the number of infections rose again in many regions, mainly in the United States and Europe. As for 2021, the unfavorable evolution of the pandemic is expected to adversely affect activity in the short term, while new fiscal and monetary stimuli, as well as the administering of coronavirus vaccines, are expected to support recovery from mid-year onwards.

Following the massive fiscal and monetary stimuli to support economic activity and reduce financial tensions, government debt has increased across the board and interest rates have been cut, and are now at historical low levels. Additional countercyclical measures may be required. Similarly, a significant reduction in current stimuli is not expected, at least until the recovery takes hold.

Tensions in the financial markets have moderated rapidly since the end of March 2020, following the decisive actions taken by the main central banks and the fiscal packages announced in many countries. In recent months, the markets have shown relative stability and, at certain times, risk-taking movements. Likewise, progress related to the development of COVID-19 vaccines and prospects for economic recovery should pave the way for financial volatility to persist at relatively low levels in general going forward.

BBVA Research estimates that global GDP contracted by around 2.6% in 2020 and will expand by around 5.3% in 2021 and 4.1% in 2022. Activity will recover gradually and heterogeneously among countries. Various epidemiological, financial and geopolitical factors are also contributing to the persistent exceptionally high uncertainty.

With regard to the banking system, in an environment in which much of the economic activity has been at a stand still for several months, the services provided have played an essential role, basically for two reasons: firstly, the banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; secondly, the granting of new lending or the renewal of existing lending has reduced the impact of the economic slowdown on household and business income. The support provided by the banks over the months of lockdown and public guarantees have been essential in softening the impact of the crisis on companies’ liquidity and solvency, meaning that banking has become its main source of funding for most companies.

In terms of profitability, European and Spanish banking have deteriorated, primarily because many entities recorded high provisions for impairment on financial assets in the first two quarters of 2020 as a result of the worsening macroeconomic environment following the pandemic outbreak. Pre-pandemic profitability levels remained far from the levels prior to the previous financial crisis. This is in addition to the accumulation of capital since the previous crisis and the very low interest rate environment that we have been experiencing for several years. Nevertheless, the banks are facing this situation from a healthy position and with solvency that has been constantly increasing since the 2008 crisis, with reinforced capital and liquidity buffers and, therefore, with a greater lending capacity.

Europe

In Europe, the European Commission (hereinafter EC) approved the European Recovery Fund (Next Generation EU, hereinafter NGEU) in the amount of €750,000m (5.4% of EU GDP), through subsidies and loans to support investment and reforms. The NGEU is an important step in supporting the recovery that could increase the EU GDP between about 1.5 and 2% above the trajectory predicted for 2024, according to EC estimates, but also poses a challenge in terms of absorbing resources and investing in effective projects. Furthermore, the extension of support measures by countries to the most affected sectors is expected to continue in the first quarter of 2021 at the least. For its part, the European Central Bank (hereinafter the ECB) approved a package of accommodative measures at its December meeting. In particular, it expanded the pandemic emergency purchase program (PEPP) and extended the purchasing timeline until at least March 2022, readjusted the conditions of the TLTRO III liquidity auctions, and expanded the measures to relax eligibility criteria for collateral. In terms of growth, following a rebound in the Eurozone GDP of up 12.5% quarterly in the third quarter of 2020, the resurgence of COVID-19 infections since the fall, and the consequent stricter social restrictions in general, are negatively affecting activity in the fourth quarter of 2020 and are likely to extend into the first half of 2021. The new lockdown measures are, however, more selective, and both manufacturing and exports appear to be more resilient, which is also thanks to recovery in global demand, especially from China. This could partially offset the sharp decline in activity in the consumer and service sectors. BBVA Research expects Eurozone’s GDP to contract around 2.5% in the fourth quarter of 2020, resulting in an annual fall in GDP of 7.3% in 2020, while weaker stimulus in the first half of 2021 should result in slower-than-expected recovery for the year as a whole (4.1%), though vaccine distribution and the EU fiscal program should underpin growth from the second half of 2021 and in 2022 (4.4%). Moreover, national fiscal policies, the extension of support measures to the most affected sectors and support from the ECB should prevent more-persistent negative effects, which could arise in supply, but also in weaker demand or increased financial tensions.

9

Spain

In terms of growth, according to BBVA Research estimates, Spanish GDP could contract 11.0% in 2020 and grow by 5.5% in 2021. With regard to 2020, performance in the third quarter was somewhat better than expected in terms of activity, but Spain’s GDP was close to stagnation in the fourth quarter. BBVA Research predicts that accelerated economic activity in the second half of this year will lead to 7% GDP growth in 2022, assuming that both private consumption and investment (public and private) benefit from the mass vaccination campaign, from expansionary fiscal policy and from favorable financing conditions. Mass vaccinations will result in reduced health uncertainty, eased restrictions on the mobility of workers and families, and will allow businesses in the service sector to open. These factors will be key to boosting consumption and reducing savings accumulated during the crisis period. The funds associated with NGEU will have an increasing impact over time, especially on investment, which will also contribute to economic acceleration. Estimates of the impact that these funds will have on the economy continue to point to a significant effect in 2021 and the next two years (1.5 percentage points on average per year).

As regards the banking system, according to the latest Bank of Spain data available, the total volume of lending to the private sector recovered slightly in October 2020 (up +2.4% year-on-year) as a result of the growth of new business lending transactions since April, within the framework of the public guarantee programs launched by the government to combat COVID-19. For their part, asset quality indicators have continued to improve (the NPL ratio was 4.57% in October 2020). Profitability entered negative ground in the first nine months of 2020 due to the increase in provisions resulting from the coronavirus crisis and, more importantly, the extraordinary negative results recorded in the first half of the year associated with the deterioration of goodwill in some entities. In addition, the low interest rate environment has kept profitability under pressure. Spanish institutions maintain comfortable levels of capital adequacy and liquidity.

The United States

After contracting by 9.0% in the second quarter of the year compared to the previous quarter, GDP increased by 7.4% in the third quarter, above expectations. Activity indicators suggest that the recovery process slowed significantly in the fourth quarter of 2020, in an environment of a sharp increase in COVID-19 infections. In 2021 the progressive vaccination of the population and the highly expansionary fiscal and monetary policies are expected to provide increasing support for economic activity. The Federal Reserve will most likely remain committed to supporting financial stability and the recovery process, mainly through its zero interest rate policy and asset purchase program. Counter-cyclical fiscal measures, which already amount to around 23% of GDP, could soon be expanded. According to BBVA Research estimates, GDP could expand by 3.6% in 2021 and 2.4% in 2022, after falling by around 3.6% in 2020. Meanwhile, the unemployment rate is expected to reach 5.4% at this year end and 4.8% at next year end, well below the 14.7% rate recorded in April 2020 after the first wave of COVID-19 infections impacted the economy, though still above the average unemployment rate of 3.7% observed in 2019. Likewise, GDP and unemployment could improve more than expected if the newly elected Administration and Congress adopt additional fiscal stimulus measures.

In the banking system as a whole, the most recent activity data provided by the Fed (November 2020) shows the effects of the programs launched to combat COVID-19, with year-on-year lending and deposit growth rates of 3.63% and 20.37% respectively for the system. NPLs remain under control, with the NPL ratio standing at 1.58% in the third quarter of 2020.

Mexico

Following a rebound in growth during the third quarter of the year, Mexico’s economic recovery slowed in the last quarter, which was also influenced by the announcement of new mobility restrictions during November and December. BBVA Research estimates that the Mexican economy will contract by 9.1% in 2020 and will grow by 3.2% in 2021. In this sense, the lack of sufficient fiscal stimuli can result in slow recovery. On the other hand, Mexico has acquired vaccine doses from different suppliers, which implies an impetus for economic activities to resume. In terms of inflation, this will remain close to the center of the Bank of Mexico’s target range, and BBVA Research estimates that the central bank will continue with the decreasing cycle of monetary policy rate gradually in February from the current 4.25% to 3.5% in May 2021.

Regarding the banking system, according to CNBV data as of November 2020, loans decreased by 0.79%, whereby an increase was only observed in the mortgage portfolio, while deposits increased by 11.4% year-on-year (demand and term deposits). The NPL ratio increased year-on-year (4.01% in November 2020) and capital indicators were comfortable.

Turkey

For Turkey, BBVA Research estimates that GDP grew by 1% in 2020, and is expected to increase by 5.0% in 2021 and by 4.5% in 2022. GDP in the third quarter of 2020 grew more than expected and the services sector contributed positively, while other key sub-sectors also showed a strong rebound. The central bank (CBRT) continued to tighten its monetary policy through various different channels in the third quarter of 2020. But in November, at its monetary policy meeting following the appointment of a new governor, CBRT raised the official interest rate (one-week repo) by 475 basis points to 15% and reinforced this stance at the December monetary policy meeting by raising the policy rate another 200 basis points to 17%. BBVA Research predicts that CBRT will start to lower rates gradually in the fourth quarter of 2021. Inflation estimates have been adjusted to 10.5% for 2021.

10

Based on data from November 2020, the total volume of lending in the banking system increased by 38.4% year-on-year. These growth rates include the effect of inflation. The NPL ratio stood at 3.97% at the close of November 2020.

Argentina

In Argentina, GDP in the third quarter of the year was a positive surprise, driven by eased mobility restrictions, with moderation observed in the last quarter of 2020. BBVA Research estimates that GDP has contracted by 11% in 2020 and will partially recover to around 6% in 2021. Inflation closed the year at 36.1%, and BBVA Research believes that 2021 will see authorities maintain the preference for avoiding abrupt exchange rate adjustments, the freezing of public service fees and the extension of closures to contain the pandemic, though they will be partial. Therefore BBVA Research estimates that inflation will close the year at 50%. With regard to fiscal policy, some savings measures were implemented at the end of 2020 so that the primary deficit would close the year at around 6.5% of GDP, significantly below our previous estimates. BBVA Research believes that an agreement will be reached with the IMF by the second quarter to refinance loans in excess of USD 50,000m.

In the banking system, the positive trend for both lending and deposit growth has continued in 2020, although notably influenced by high inflation. Based on data from October 2020, profitability indicators have deteriorated significantly (ROE: 15.0% and ROA: 2.2%) due to the effect of COVID-19, after reaching record highs at the end of 2019. For its part, the NPL ratio fell slightly to 4.3% in October 2020

Colombia

BBVA Research estimates a contraction of 7.2% in 2020 and a partial recovery of 4.8% in 2021. The growth dynamic this year will be driven by housing construction, which is one of the pillars of the government’s recovery policies. Recovery will, however, be limited due to the effect of new closures given the outbreaks of the pandemic and due to the effect of the probable tax reform, which could entail a higher VAT. In terms of inflation, prices recorded their lowest change since the 50s, closing 2020 at 1.6%, resulting from low demand and the low level of exchange rate transfer to prices. By 2021, BBVA Research estimates that inflation will remain low until April, with a significant rebound thereafter, to around 2.8% at year end. BBVA Research believes that with inflation under control and activity beginning to normalize, the Central Bank could keep the monetary policy interest rate stable at its current level of 1.75% until the second quarter of 2022.

Total lending in the banking system grew by 5.95% year-on-year at the end of September 2020, due to the growth in the commercial portfolio driven by government-approved letters of lending and guarantee programs during the pandemic. The system’s NPL ratio as of October 2020 was 5.04%. Total deposits increased by 15.47% year-on-year in the same period.

Peru

Peru’s GDP was a positive surprise in the last quarter of 2020 with a contraction of close to 3.3%, much lower than estimated. This improved dynamic was the result of the continued reopening of the economy following the lockdown measures adopted to limit the spread of the pandemic. BBVA Research estimates that the GDP contracted by 11.5% in 2020. For 2021, BBVA Research estimates that growth will stand at 10%, and that the mining and construction sectors will drive this recovery. Meanwhile, the political tensions experienced at the end of the year have diminished, but the elections scheduled for April will bring about political uncertainty, at least during the first part of the year. In terms of inflation, it closed the year at 2%, within the central bank’s target. BBVA Research expects a declining profile in the coming months, influenced by weak demand and closing the year at 1.6%. The Central Bank has reduced the monetary policy rate to the lowest level in history, 0.25%. BBVA Research estimates that this interest rate level will remain throughout the year and predicts that the first increase to the interest rate will not occur until the first half of 2022.

The banking system showed high year-on-year growth rates for lending and deposits (up 14.0% and up 23.6% respectively, at the end of November 2020), due to the strong momentum of the Plan Reactiva Perú; the system presented lower profitability levels due to the current crisis (ROE: 5.39% as of November 2020) but with contained NPLs (NPL ratio: 3.22% as of November 2020) due to the payment deferrals applied.

11

INTEREST RATES (PERCENTAGE)

	31-12-20	30-09-20	30-06-20	31-03-20	31-12-19	30-09-19	30-06-19
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	(0.54)	(0.49)	(0.38)	(0.42)	(0.39)	(0.42)	(0.33)
Euribor 1 year (1)	(0.50)	(0.41)	(0.15)	(0.27)	(0.26)	(0.34)	(0.19)
USA Federal rates	0.25	0.25	0.25	0.25	1.75	2.00	2.50
TIIE (Mexico)	4.25	4.25	5.00	6.50	7.25	7.75	8.25
CBRT (Turkey)	17.00	10.25	8.25	9.75	12.00	16.50	24.00

(1) Calculated as the month average.

Foreign exchanges have also been subject to volatility in other markets as a result of the COVID-19 outbreak. The strong monetary and fiscal response at the global level, in addition to idiosyncratic factors in some of the geographic areas in which the Group operates, have conditioned the performance of currencies. The euro has generally appreciated against major currencies. The Mexican peso suffered a sharp depreciation following the COVID-19 outbreak in the first quarter of the year, but has subsequently recovered ground, closing the year with a depreciation of 13.1% against the euro. The U.S. dollar has also weakened in the second part of the year and closed 2020 with a 8.5% decline against the euro. The Turkish lira has ended with a negative variation by 26.7%. Other currencies depreciated against the euro as follows: Colombian peso (down 12.6%), Peruvian sol (down 16.3%), Chilean peso (down 3.6%) and Argentine peso (down 34.8%).

For information on the BBVA Group’s exchange rate risk management policies, see the “Risk Management” chapter of this report

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ % on
	31-12-20	31-12-19	30-09-20	2020	2019
U.S. dollar	1.2271	(8.5)	(4.6)	1.1418	(2.0)
Mexican peso	24.4160	(13.1)	7.2	24.5301	(12.1)
Turkish lira	9.1131	(26.7)	(0.2)	8.0501	(21.0)
Peruvian sol	4.4470	(16.3)	(5.3)	3.9923	(6.5)
Argentine peso (1)	103.2543	(34.8)	(13.7)	-	-
Chilean peso	872.41	(3.6)	5.3	903.06	(12.9)
Colombian peso	4,212.02	(12.6)	7.8	4,216.81	(12.9)

(1) According to IAS 29 “Financial information in hyperinflationary economies”, the year-end exchange rate is used for the conversion of the Argentina income statement.

12

Results

The BBVA Group generated a net attributable profit of €1,305m during 2020, in a year marked by several factors that influenced the income statement:

●	First, the outbreak of the COVID-19 pandemic, the main impacts of which were the increased impairment on financial assets and higher provisions.

●	Secondly, the goodwill impairment in the United States recorded in the first quarter of 2020, amounting to €2,084m, also as a result of the pandemic.

●	Lastly, and to a lesser extent, the execution of the agreement reached with Allianz, once all required authorizations were received, which had a net capital gain of €304m.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

	2020				2019
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,038	4,109	4,097	4,556	4,709	4,473	4,544	4,398
Net fees and commissions	1,173	1,143	1,043	1,258	1,290	1,273	1,256	1,214
Net trading income	213	372	512	594	490	351	116	426
Other operating income and expenses	(157)	38	(91)	75	(89)	22	(18)	8
Gross income	5,266	5,663	5,561	6,484	6,400	6,120	5,897	6,046
Operating expenses	(2,674)	(2,570)	(2,594)	(2,918)	(3,082)	(2,946)	(2,952)	(2,922)
Personnel expenses	(1,420)	(1,356)	(1,342)	(1,532)	(1,637)	(1,572)	(1,578)	(1,553)
Other administrative expenses	(892)	(848)	(884)	(988)	(1,039)	(971)	(976)	(977)
Depreciation	(362)	(366)	(369)	(397)	(406)	(403)	(398)	(392)
Operating income	2,593	3,093	2,967	3,566	3,317	3,174	2,945	3,124
Impairment on financial assets not measured at fair value through profit or loss	(834)	(928)	(1,571)	(2,575)	(1,169)	(1,172)	(731)	(1,001)
Provisions or reversal of provisions	(144)	(60)	(228)	(312)	(243)	(113)	(117)	(144)
Other gains (losses)	(83)	(128)	(101)	(29)	(126)	(4)	(3)	(22)
Profit/(loss) before tax	1,532	1,978	1,066	649	1,778	1,886	2,095	1,957
Income tax	(407)	(524)	(269)	(186)	(430)	(488)	(595)	(541)
Profit/(loss) after tax	1,125	1,454	798	463	1,349	1,398	1,500	1,416
Goodwill impairment in the United States and corporate operations (1)	304	-	-	(2,084)	(1,318)	-	-	-
Profit/(loss) for the year	1,430	1,454	798	(1,621)	31	1,398	1,500	1,416
Non-controlling interests	(110)	(312)	(162)	(172)	(186)	(173)	(241)	(234)
Net attributable profit/(loss)	1,320	1,141	636	(1,792)	(155)	1,225	1,260	1,182
Earning per share (euros) (2)	0.18	0.16	0.08	(0.29)	(0.04)	0.17	0.17	0.16
Net attributable profit/(loss) excluding the goodwill impairment in the United States and corporate operations (1)	1,015	1,141	636	292	1,163	1,225	1,260	1,182
Earning per share excluding the goodwill impairment in the United States and corporate operations (euros) (1) (2)	0.14	0.16	0.08	0.03	0.16	0.17	0.17	0.16

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the quarterly information of the 2019 income statements has been restated.

(1) Include the net capital gain from the sale to Allianz the half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line.

(2) Adjusted by additional Tier 1 instrument remuneration.

13

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
	Δ % at constant

	2020	Δ %	exchange rates	2019
Net interest income	16,801	(7.3)	3.6	18,124
Net fees and commissions	4,616	(8.3)	(0.4)	5,033
Net trading income	1,692	22.3	37.6	1,383
Other operating income and expenses	(135)	76.2	46.3	(77)
Gross income	22,974	(6.1)	4.5	24,463
Operating expenses	(10,755)	(9.6)	(2.6)	(11,902)
Personnel expenses	(5,650)	(10.9)	(4.4)	(6,340)
Other administrative expenses	(3,612)	(8.9)	(0.8)	(3,963)
Depreciation	(1,494)	(6.6)	0.0	(1,599)
Operating income	12,219	(2.7)	11.7	12,561
Impairment on financial assets not measured at fair value through profit or loss	(5,908)	45.1	67.3	(4,073)
Provisions or reversal of provisions	(744)	20.7	33.0	(617)
Other gains (losses)	(341)	119.4	117.0	(155)
Profit/(loss) before tax	5,225	(32.3)	(21.9)	7,716
Income tax	(1,385)	(32.5)	(22.4)	(2,053)
Profit/(loss) after tax	3,840	(32.2)	(21.7)	5,663
Goodwill impairment in the United States and corporate operations (1)	(1,780)	35.0	35.0	(1,318)
Profit/(loss) for the year	2,060	(52.6)	(42.6)	4,345
Non-controlling interests	(756)	(9.3)	13.0	(833)
Net attributable profit/(loss)	1,305	(62.9)	(55.3)	3,512
Earning per share (euros) (2)	0.14			0.47
Net attributable profit/(loss) excluding the goodwill impairment in the United States and corporate operations (1)	3,084	(36.1)	(27.2)	4,830
Earning per share excluding the goodwill impairment in the United States and corporate operations (euros) (1) (2)	0.41			0.66

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the information of the 2019 income statements has been restated.

(1) Include the net capital gain from the sale to Allianz the half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line.

(2) Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year percentage changes provided below refer to constant exchange rates.

Gross income

Gross income grew 4.5% year-on-year, supported by the favorable evolution of net interest income and NTI, which offset the flat performance of fees and commissions and a greater negative impact of the other operating income and expenses line compared to 2019.

GROSS INCOME (MILLIONS OF EUROS)

(1) At constant exchange rates: +4.5%.

14

Net interest income grew by 3.6% year-on-year, supported by the good performance, mainly, from Turkey and the Rest of Eurasia and, to a lesser extent, South America, which offset the smaller contribution from the United States and Mexico, as a result of the cuts in the benchmark interest rates by the banking authorities in these countries. Spain was also affected by an environment of falling rates and showed flat performance.

Net fees and commissions were affected by the lower activity as a result of the pandemic. The areas that showed year-on-year reductions were Mexico and Turkey; the latter was also affected by changes in regulations on fees and commissions charged, which have been in application since March 2020. In Spain, the United States, Rest of Eurasia and South America, the net fees and commissions showed year-on-year increase, despite not charging certain fees and commissions as a measure to support customers during the worst moments of the pandemic.

NET INTEREST INCOME/ATAS (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS)

(1) At constant exchange rates: +2.7%.

The NTI was up 37.6% year-on-year, primarily due to the exchange rate hedging gains, recorded in the Corporate Center and the increase in the results generated throughout the year by all the business areas, except for South America, due to the positive effect from selling the stake in Prisma Medios de Pago S.A. on the results of the previous year, and except for Spain, where the negative results generated in the fourth quarter hindered positive evolution throughout the year.

The other operating income and expenses line posted €-135m in 2020 compared to the €-77m posted 12 months earlier. This unfavorable evolution is due to a lower contribution by the insurance business in Spain and Mexico, as well as BBVA’s increased contributions to the public bank deposit protection schemes in said countries. Both effects offset the positive impact of Argentina’s lower hyperinflation adjustment.

Operating income

Operating expenses fell by 2.6% year-on-year as a result of the containment plans implemented by all business areas and also due to the lesser execution of some discretionary expenses since the beginning of the pandemic. The expenses reduction is remarkable in Spain and the Corporate Center.

OPERATING EXPENSES (MILLIONS OF EUROS)

(1) At constant exchange rates: -2.6%.

As a result, the efficiency ratio stood at 46.8% as of December 31, 2020, significantly below the level recorded one year earlier (50.2%), and operating income recorded a year-on-year growth of 11.7%.

15

EFFICIENCY RATIO (PERCENTAGE)	OPERATING INCOME (MILLIONS OF EUROS)

(1) At constant exchange rates: +11.7%.

Provisions and other

The impairment on financial assets not measured at fair value through profit and loss (impairment on financial assets) closed December 67.3% above the figure recorded in the previous year, as a result of the negative impacts of COVID-19, mainly due to the worsening macroeconomic scenario.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS)

(1) At constant exchange rates: +67.3%.

Provisions or reversal of provisions (hereinafter provisions) closed December with a cumulative negative balance of €744m, 33.0% higher than the loss recorded in the previous year, mainly due to higher provisions in Spain.

The other gains (losses) line was 117.0% more negative compared to the previous year.

Results

As a result of the above, the cumulative net attributable profit of the BBVA Group in 2020 was €1,305m, which includes results from corporate operations derived from the net capital gain of €304m, generated by the transfer to Allianz of half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line, and the goodwill impairment in the United States of €2,084m. This result is 55.3% less than the €3,512m posted the previous year in a comparison also influenced by the goodwill impairment in the United States in 2019.

The Group’s net attributable profit, when adjusted to exclude the goodwill impairment in the United States and the results from corporate operations in 2020, stood at €3,084m, which is 27.2% lower than the result in 2019, also excluding the goodwill impairment in the United States.

16

NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT EXCLUDING THE UNITED STATES GOODWILL IMPAIRMENT AND CORPORATE OPERATIONS(2) (MILLIONS OF EUROS)

(1) At constant exchange rates: -55.3%.

(1) Net profit before tax because of the sale to Allianz of half plus one share of the company created to jointly promote non-life insurance business in Spain, excluding the health insurance line.

(2) At constant exchange rates: -27.2%.

The cumulative net attributable profits, in millions of euros at the close of December 2020 for the different business areas that make up the Group were: 606 in Spain, 429 in the United States, 1,759 in Mexico, 563 in Turkey, 446 in South America and 137 in the Rest of Eurasia.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (1) (EUROS)	EARNING PER SHARE (1) (EUROS)

(1) Replenishing dividends paid in the period.	(1) Adjusted by additional Tier 1 instrument remuneration (2) Excluding the goodwill impairment in the United States in 4Q19 and 1Q20 and the net capital gain from the insurance operation in 4Q20.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) Ratios excluding BBVA Chile in 2018, the goodwill impairment in the United States in 2019 and 2020 and the net capital gain from the bancassurance operation in 2020 .	(1) Ratios excluding BBVA Chile in 2018, the goodwill impairment in the United States in 2019 and 2020 and the net capital gain from the bancassurance operation in 2020.

17

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity in 2020, are summarized below:

●

Loans and advances to customers (gross) decreased by 4.5% compared to the end of the previous year, with deleveraging in all the portfolios in the last quarter of 2020, with the exception of consumer and credit cards, which showed some dynamism thanks to the recovery of economic activity in the new normal environment. In the comparison with December 2019, the mortgage portfolio registered the greatest reduction in absolute terms, despite the good origination data in several geographical areas.

●

Non-performing loans were lower than at the end of December of the previous year, despite the increase in the last quarter of the year, mainly due to the entries of non-performing loans in the retail portfolios in Mexico.

●

Customer deposits closed December 2020 6.1% above December 2019 balances, strongly supported by the good performance of demand deposits (up 14.0%), where customers have deposited the available liquidity to face the pandemic and which more than offset the reduction in time deposits.

●

Off-balance sheet funds recovered in the quarter (up 2.9%) although it continued to show a negative growth rate compared to December 2019 (down 4.5%), mainly due to the unfavorable evolution of the markets during the first quarter of the year.

●

Regarding intangible assets, the balance sheet figures as of December 31, 2020 and December 31, 2019 include the goodwill impairments in the United States registered in the last quarter of 2019 and the first quarter of 2020, with no effect on the tangible net equity, solvency or liquidity of the BBVA Group.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	31-12-20	Δ%	31-12-19
Cash, cash balances at central banks and other demand deposits	77,303	73.1	44,666
Financial assets held for trading	109,288	7.4	101,735
Non-trading financial assets mandatorily at fair value through profit or loss	5,211	(6.2)	5,557
Financial assets designated at fair value through profit or loss	1,117	(8.0)	1,214
Financial assets at fair value through accumulated other comprehensive income	74,416	21.6	61,186
Financial assets at amortized cost	430,260	(2.3)	440,430
Loans and advances to central banks and credit institutions	20,821	16.2	17,924
Loans and advances to customers	365,006	(4.8)	383,565
Debt securities	44,434	14.1	38,940
Investments in subsidiaries, joint ventures and associates	1,437	(3.5)	1,488
Tangible assets	8,629	(14.4)	10,077
Intangible assets	4,297	(38.4)	6,970
Other assets	24,301	(0.5)	24,413
Total assets	736,258	5.5	697,737
Financial liabilities held for trading	86,689	(2.2)	88,680
Other financial liabilities designated at fair value through profit or loss	10,050	0.4	10,010
Financial liabilities at amortized cost	565,085	9.1	518,182
Deposits from central banks and credit institutions	77,513	41.6	54,722
Deposits from customers	409,122	6.1	385,686
Debt certificates	64,591	0.9	64,004
Other financial liabilities	13,860	0.6	13,771
Liabilities under insurance and reinsurance contracts	9,951	(6.2)	10,606
Other liabilities	14,463	(5.7)	15,333
Total liabilities	686,239	6.8	642,812
Non-controlling interests	5,471	(11.8)	6,201
Accumulated other comprehensive income	(14,356)	40.4	(10,226)
Shareholders’ funds	58,904	(0.1)	58,950
Total equity	50,020	(8.9)	54,925
Total liabilities and equity	736,258	5.5	697,737
Memorandum item:
Guarantees given	43,294	(5.8)	45,952

General note: figures without considering the classification of BBVA Paraguay as Non-current Assets and Liabilities Held for Sale as of 31-12-2020 and 31-12-2019 and BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC as Non-current Assets and Liabilities Held For Sale as of 31-12-2020.

18

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	31-12-20	Δ %	31-12-19
Public sector	24,273	(14.0)	28,226
Individuals	163,460	(6.5)	174,867
Mortgages	103,922	(6.0)	110,534
Consumer	34,256	(6.1)	36,500
Credit cards	12,742	(14.6)	14,925
Other loans	12,540	(2.8)	12,907
Business	174,492	(1.4)	176,920
Non-performing loans	15,914	(0.5)	16,000
Loans and advances to customers (gross)	378,139	(4.5)	396,012
Allowances (1)	(13,133)	5.5	(12,447)
Loans and advances to customers	365,006	(4.8)	383,565

General note: figures without considering the classification of BBVA Paraguay as Non-current Assets and Liabilities Held for Sale as of 31-12-2020 and 31-12-2019 and BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC as Non-current Assets and Liabilities Held For Sale as of 31-12-2020.

(1) Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of December 31, 2020 and December 31, 2019 the remaining amount was €363m and €433m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (GROSS. BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

(1) At constant exchange rates: +3.5%.	(1) At constant exchange rates: +11.9%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	31-12-20	Δ%	31-12-19
Deposits from customers	409,122	6.1	385,686
Current accounts	320,685	14.0	281,270
Time deposits	80,007	(17.7)	97,170
Other deposits	8,430	16.3	7,246
Other customer funds	102,947	(4.5)	107,803
Mutual funds and investment companies	64,869	(5.5)	68,639
Pension funds	36,215	(1.1)	36,630
Other off-balance sheet funds	1,863	(26.5)	2,534
Total customer funds	512,068	3.8	493,488

General note: figures without considering the classification of BBVA Paraguay as Non-current Assets and Liabilities Held for Sale as of 31-12-2020 and 31-12-2019 and BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC as Non-current Assets and Liabilities Held For Sale as of 31-12-2020.

19

Solvency

Capital base

BBVA’s fully-loaded CET1 ratio stood at 11.73% at the end of December 2020. From 2021 onwards the BBVA Group sets the target to keep the CET1 fully-loaded ratio between 11.5%-12.0% increasing the distance to the minimum requirement (currently at 8.59%) to 291-341 basis points. At the end of 2020 financial year the CET1 fully-loaded ratio is already within this target management range.

In the last quarter of 2020, the CET1 fully-loaded ratio stood 21 basis points above the previous quarter. This increase includes a positive impact of +7 basis points due to the execution of the agreement reached with Allianz to jointly boost the non-life insurance business in Spain, excluding the health insurance line. The corresponding amount to €0.059 (gross) per share as shareholder remuneration allowed by the ECB recommendation has been already deduced from the capital base. This ratio does not include the positive impact of the sale of BBVA USA and other companies in the United States with activities related to said banking business, which, according to the current estimate and using as a reference the capital level in December 2020, would place the fully-loaded CET1 ratio at 14.58%. Additionally, it does not include the effect from the closing of the BBVA Paraguay sale, which would have a positive impact of approximately +6 basis points and which will be registered in the first quarter of 2021.

Furthermore, the profit generated in the period, excluding the gains generated by the operation with Allianz, has contributed +30 basis points, while the other elements of the capital ratios has contributed to a total net impact of -16 points, being the most significant component the growth in risk-weighted assets, and, conversely, the good market performance recorded in equity instruments measured at fair value through accumulated other comprehensive income. It also includes the positive effect on the regulatory deduction of software, following the publication of Delegated Regulation 2020/2176 on December 22 concerning the prudential treatment of software.

Fully-loaded additional Tier 1 capital (AT1) stood at 1.89% at the end of December 2020. In this regard, the world’s first green CoCo for a financial institution was issued in July 2020 for €1,000m, a coupon of 6% and with an early amortization option from five and a half years, allowing all requirements at this tier to be fulfilled, including those from the tiering of Pillar 2 and therefore the distance to MDA to be increased. Moreover, a CoCo of €1,500m (coupon of 6.75%) was amortized in February, on the first date of the early amortization option; in January 2021, the early amortization options were implemented for two preferential issuances, issued by BBVA International Preferred and Caixa Sabadell Preferents for 31 million pounds sterling and €90m respectively; and finally, for a third preferential issuance issued by Caixa Terrassa Societat de Participacions Preferents, the bondholders’ meeting has approved its early amortization on January 29, 2021 (versus the amortization option date of August 10, 2021). As of December 31, 2020, these issuances do not form part of the Group’s capital adequacy ratios.

The fully-loaded Tier 2 ratio stood at 2.30% on December 31. Two Tier 2 issuances were issued in 2020: an issuance of €1,000m in January, with a maturity of 10 years and an amortization option from the fifth year, with a coupon of 1%; and another issuance of 300 million pounds sterling in July, with a maturity of 11 years and with an early amortization option from the sixth year, with a coupon of 3.104%, thereby diversifying the investment base and improving the price compared to an equivalent issuance in euros.

The phased-in CET1 ratio stood at 12.15% at the end of December 2020, taking into account the transitory effect of the IFRS 9 standard. AT1 stood at 1.89% and Tier 2 at 2.42%, resulting in a total capital adequacy ratio of 16.46%.

Regarding shareholder remuneration, on April 9, 2020, a cash payment was made for a supplementary dividend for the 2019 financial year for the gross amount of €0.16 per share, according to the approved at the General Shareholders’ Meeting on March 13, 2020. This amounted to €1,067m. Thus, the total dividend for the 2019 financial year amounts to €0.26 gross per share. This distribution had no impact on the evolution of the capital adequacy ratio since it had already accrued at the end of 2019

BBVA has announced its intention to return in 2021 to its shareholders remuneration policy, communicated through a relevant event on February 1, 2017, consisting of distributing annually between 35% and 40% of the profits resulting of each financial year entirely in cash through two distributions (predictably in October and April and subject to relevant approvals) when the current ECB recommendation applicable on the date of publication of this report is revoked and there are no additional restrictions or limitations. (For more information see the “Pronouncements of regulatory bodies and supervisors” paragraph, included in the “Highlights” section).

20

SHAREHOLDER STRUCTURE (31-12-2020)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 500	361,681	41.1	67,754,273	1.0
501 to 5,000	406,886	46.3	710,105,474	10.6
5,001 to 10,000	59,129	6.7	416,320,737	6.2
10,001 to 50,000	46,362	5.3	888,242,755	13.3
50,001 to 100,000	3,366	0.4	229,327,509	3.4
100,001 to 500,000	1,513	0.2	273,726,222	4.1
More than 500,001	289	0.0	4,082,409,610	61.2
Total	879,226	100.0	6,667,886,580	100.0

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)

	CRD IV phased-in			CRD IV fully-loaded
	31-12-20 (1) (2)	30-09-20	31-12-19	31-12-20 (1) (2)	30-09-20	31-12-19
Common Equity Tier 1 (CET 1)	42,931	41,231	43,653	41,368	39,651	42,856
Tier 1	49,597	48,248	49,701	48,035	46,550	48,775
Tier 2	8,549	9,056	8,304	8,103	8,628	7,464
Total Capital (Tier 1 + Tier 2)	58,147	57,305	58,005	56,138	55,178	56,240
Risk-weighted assets	353,272	343,923	364,448	352,679	344,215	364,942
CET1 (%)	12.15	11.99	11.98	11.73	11.52	11.74
Tier 1 (%)	14.04	14.03	13.64	13.62	13.52	13.37
Tier 2 (%)	2.42	2.63	2.28	2.30	2.51	2.05
Total capital ratio (%)	16.46	16.66	15.92	15.92	16.03	15.41

(1) As of December 31, 2020, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2) Preliminary data.

Regarding the MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has continued its issuance plan during 2020 by closing two public issuances of non-preferred senior debt, one in January 2020 for €1,250m with a maturity of seven years and a coupon of 0.5%, and another in February 2020 for CHF 160m with a maturity of six and a half years and a coupon of 0.125%. In May 2020, the first issuance of a COVID-19 social bond by a private financial institution in Europe was completed. This is a five-year senior preferred bond, for €1,000m and a coupon of 0.75%. Finally, in order to optimize the MREL requirement, in September BBVA issued preferred senior debt of USD 2,000m in two tranches, with maturities of three and five years, for USD 1,200m and USD 800m and coupons of 0.875% and 1.125% respectively.

The Group estimates that, following the entry into force of Regulation (EU) No. 2019/877 of the European Parliament and of the Council of May 20 (which, among other matters, establishes the MREL in terms of RWAs and new periods for said requirement’s transition and implementation), the current structure of shareholders’ funds and admissible liabilities enables compliance with the MREL.

Finally, the Group’s leverage ratio maintained a solid position, at 6.5% fully-loaded (6.7% phased-in). These figures include the effect of the temporary exclusion of certain positions with the central bank provided for in the “CRR-Quick fix.”

21

Ratings

In a year marked by the COVID-19 pandemic, BBVA’s has maintained its rating during 2020 in the single A space for senior preferred debt granted by all agencies. DBRS confirmed BBVA’s rating at A (high) with a stable outlook on April 1, and on April 29 S&P confirmed BBVA’s rating (A-) and its outlook (negative) in a joint action with the rest of the Spanish banks, in which the agency also assigned a negative outlook to the majority of the Spanish banks. In the month of July, as a consequence of the economic uncertainty caused by COVID-19 in the countries where BBVA is present, the rating agency Fitch downgraded its rating by one notch to A- with a stable outlook. For its part, Moody’s has maintained BBVA’s rating at A3 with a stable outlook. These ratings, together with their corresponding outlooks, are shown in the following table:

RATINGS

Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Negative

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating respectively, to BBVA’s long term deposits.

22

Risk management

Credit risk

The local authorities of the countries in which the Group operates have initiated economic support measures including the granting of relief measures in terms of temporary payments deferrals for customers affected by the pandemic, as well as the granting of loans, especially to companies and SMEs, with public guarantees. The amount of current payment deferrals granted by the Group was €6,803m at December 31, 2020.

These measures are supported by the rules issued by the authorities of the geographical areas where the Group operates as well by certain industry agreements and should help to ease the temporary liquidity needs of the customers. The classification of the customers’ credit quality and the calculation of the expected credit loss, once the credit quality of those customers have been reviewed under the new circumstances, will depend on the effectiveness of these relief measures. In any case, the incorporation of public guarantees is considered to be a mitigating factor in the estimation of the expected credit losses.

For the purposes of classifying exposures based on their credit risk, the Group has maintained a rigorous application of IFRS9 at the time of the granting of the moratoriums and has reinforced the procedures to monitor credit risk both during their validity and upon their expiration. In this sense, additional indicators have been introduced to identify the significant increase in risk that may have occurred in some operations or a set of them and, where appropriate, proceed to its classification in the corresponding risk stage.

Likewise the indications provided by the European Banking Authority (EBA) have been taken into account to not consider refinancing the moratoriums that meet a series of requirements, without prejudice to keeping the exposure classified in the corresponding risk stage or its consideration as refinancing if it was previously so qualified.

In relation to the payment deferrals for customers affected by the pandemic, and with the goal of mitigating as much as possible the impact of these measures in the Group, due to the high concentration of its maturities over time, BBVA has worked on an anticipation plan based on some basic lines of action, supported by the following pillars:

●	Diagnose: portfolio segmentation.

●	Strategy: value offering and action protocols by segment.

●	Operationality: equipment and channel sizing.

These lines of action have made it possible to advance the management actions to be carried out with customers according to their level of involvement and local legislation.

Calculation of expected losses due to credit risk

To respond to the circumstances generated by the global COVID-19 pandemic in the macroeconomic environment, characterized by a high level of uncertainty regarding its intensity, duration and speed of recovery, forward-looking information has been updated in the IFRS 9 models to incorporate the best information available at the date of publication of this report. The estimation of the expected losses has been calculated for the different geographical areas in which the Group operates, with the best information available for each of them, considering both the macroeconomic perspectives and the effects on specific portfolios, sectors or specific accredited. The scenarios used consider the various economic measures that have been announced by governments as well as monetary, supervisory and macroprudential authorities around the world. However, the final magnitude of the impact of this pandemic on the Group’s business, financial situation and results, which could be material, will depend on future and uncertain events, including the intensity and persistence over time of the consequences derived from the pandemic in the different geographical areas in which the Group operates.

The expected losses calculated according to the methodology provided by the Group, including macroeconomic projections, have been supplemented with additional amounts that have been considered necessary to collect the particular characteristics of specific accredited sectors or portfolios and that may not be identified in the general process. Of the complementary amounts recognized throughout the year, at the end of 2020 there remains a €244m pending allocation to specific accredited portfolios, mainly in Spain and to a lesser extent in the United States.

These lines show the evolution of the exposure of corporate banking clients to the sectors that have been considered most vulnerable in the COVID-19 pandemic environment:

23

EXPOSURE AT DEFAULT TO MOST VULNERABLE SECTORS (MILLIONS OF EUROS)

	31-12-20	30-09-20(1)	30-06-20(1)	31-03-20(1)	31-12-19
Leisure (2)	9,279	9,237	9,383	8,781	8,077
Real estate sector (3)	12,806	13,247	13,686	13,405	13,150
Retailers (4)	4,982	5,073	5,427	4,821	4,390
Upstream & Oildfield services	2,413	2,229	2,682	2,558	2,431
Air transportation	965	1,111	1,061	566	580
Total	30,445	30,897	32,239	30,131	28,628

General note: data excluding BBVA USA and the rest of Group’s companies included in the sale agreement signed with PNC for all periods.

(1) Data of Turkey as of December, 2019.

(2) Among others; includes hotels, restaurants, travel agencies and gaming.

(3) Includes real estate developers.

(4) Non-food.

Credit risk indicators of the BBVA Group

BBVA Group’s main risk indicators evolved during 2020 as described below, as a result, among other reasons, of the situation generated by the pandemic:

●

Credit risk decreased by 4.6% (up 1.8% at constant exchange rates) during 2020. In the last quarter of the year, this metric remained almost flat, in both current and constant exchange rates, as the growth in Spain, Turkey and South America was offset by a contraction in the United States and Rest of Eurasia. Mexico’s growth in the last quarter was driven by the evolution of the exchange rate.

●

The balance of non-performing loans was lower than at the end of December of the previous year, although it increased in the last quarter of the year (up 2.7% at current exchange rates, up 2.9% at constant exchange rates), mainly because of the entries into default of the retail portfolios in Mexico.

●	The NPL ratio stood at 4.0% at the end of December, above the end of the previous year and the end of the third quarter.

●

Loan-loss provisions fell by 1.9% in the quarter. Compared to December 2019, they were 6.1% higher due to the provisions made in the first half of the year as a result of the negative effects of COVID-19.

●

The NPL coverage ratio closed at 81% from 85% in the previous quarter, due to the increase in the balance of non-performing loans and with a significant improvement of 488 basis points compared to the end of 2019.

The cumulative cost of risk at December 31, 2020 stood at 1.51%, compared to a cumulative 1.69% at the end of September and following the strong growth registered in March related to the significant increase in the loan loss allowances in the first quarter.

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

24

CREDIT RISK (1) (MILLIONS OF EUROS)

	31-12-20	30-09-20	30-06-20	31-03-20	31-12-19
Credit risk	421,432	422,868	446,623	442,648	441,964
Non-performing loans	16,681	16,241	16,385	15,998	16,730
Provisions	13,593	13,859	13,998	13,748	12,817
NPL ratio (%)	4.0	3.8	3.7	3.6	3.8
NPL coverage ratio (%) (2)	81	85	85	86	77

General note: figures without considering the classification of BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC and BBVA Paraguay as Non-current Assets and Liabilities Held for Sale as of 31-12-2020, and BBVA Paraguay as Non-current Assets and Liabilities Held for Sale for the rest of periods.

(1) Include gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 79% as of December 31, 2020 and 74% as of December 31, 2019.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	4Q20 (1)	3Q20	2Q20	1Q20	4Q19
Beginning balance	16,241	16,385	15,998	16,730	17,092
Entries	2,989	2,273	2,221	2,049	2,484
Recoveries	(1,312)	(1,183)	(1,149)	(1,366)	(1,509)
Net variation	1,676	1,091	1,072	683	975
Write-offs	(1,211)	(613)	(834)	(944)	(1,074)
Exchange rate differences and other	(25)	(622)	149	(471)	(262)
Period-end balance	16,681	16,241	16,385	15,998	16,730
Memorandum item:
Non-performing loans	15,914	15,469	15,683	15,291	16,000
Non performing guarantees given	767	771	702	708	731

General note: figures without considering the classification of BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC and BBVA Paraguay as Non-current Assets and Liabilities Held for Sale as of 31-12-2020, and BBVA Paraguay as Non-current Assets and Liabilities Held for Sale for the rest of periods.

(1) Preliminary data.

Structural risks

Liquidity and funding

Management of liquidity and funding at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas, and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

During of 2020, liquidity conditions have remained comfortable across all countries in which the BBVA Group operates. Since the beginning of March, the global crisis caused by COVID-19 had a significant impact on financial markets. The initial effects of this crisis on the Group’s balance sheets have fundamentally been felt through increased drawdown of credit facilities by wholesale customers in the face of worsening funding conditions in the markets, with no significant effect in the retail world. These drawdowns were largely returned throughout the following quarters. Given this initial uncertainty, the different central banks provided a joint response through specific measures and programs to facilitate the funding of the real economy and the provision of liquidity in the financial markets, increasing liquidity buffers in almost all geographical areas.

BBVA Group maintains a solid liquidity position in every geographical area with liquidity ratios comfortably above the minimum required:

●

The BBVA Group’s liquidity coverage ratio (LCR) remained significantly above 100% during 2020 and stood at 149% as of December 31, 2020. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no kind of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 185%.

25

●

The Net Stable Funding Ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee’s essential reforms, whose transposition under CRR II will become effective in June 2021, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. At the BBVA Group, the NSFR, calculated according to the Basel requirements, stood at 127% as of December 31, 2020.

These ratios in the main geographical areas in which the Group operates are shown below:

LCR AND NSFR RATIOS (PERCETANGE. 31-12-20)

	Eurozone (1)	The United States	Mexico	Turkey	South America
LCR	173	144 (2)	196	183	All countries >100
NSFR	121	126	138	154	All countries >100

(1) Perimeter: Spain + Rest of Eurasia.

(2) Calculated according to local regulation (Fed Modified LCR).

The most relevant aspects related to the main geographical areas are the following:

●

In the Eurozone, BBVA’s liquidity situation remains comfortable with a high quality ample liquidity buffer that has been strengthened during the year as a result of the management measures implemented and the actions of the European Central Bank (ECB) which have led to an increase of liquidity in the system. In the wake of the COVID-19 crisis, there was initially a higher demand for lending through increased drawdowns of credit facilities by the Corporate & Investment Banking wholesale business, which was also accompanied by growth in customer deposits. Subsequently, in the following of the year there were partial repayments of the aforementioned drawdowns, while deposits have continued to grow. In addition, it is important to mention the measures implemented by the ECB in order to face the crisis, which have included different actions, such as: the expansion of asset purchase programs, in particular through the Pandemic Emergency Purchase Programme (PEPP) for €750,000m in a first tranche announced in March extended with a second tranche for a further €600,000m until June 2021, or until the ECB considers the crisis to be over and with a third tranche for €500,000m until at least the end of March 2022 ; the coordinated action by Central Banks for the provision of US dollars; a package of temporary collateral easing measures affecting eligibility for use in funding operations and the easing and improvement of the conditions for the TLTRO III program and the creation of the new program of long-term , refinancing operations without specific emergency objective (Pandemic emergency longer-term refinancing operations, PELTRO). In March and June, BBVA took part in the TLTRO III liquidity windows (with an amount drawn at the end of December of €35,000m) due to its favorable cost and maturity conditions, and repaid the corresponding part of the TLTRO II program.

●

BBVA USA also maintains a strong liquidity buffer consisting of high-quality assets, which has been strengthened during 2020. As in the Eurozone, there was an increase in loans toward the end of the first quarter of 2020, mainly due to a rise in the drawing down of credit facilities by wholesale customers and the US government’s stimulus program for SMEs and self-employed workers (Paycheck Protection Program). In the following quarters, there were repayments that have now brought the credit facility usage percentage back to pre-pandemic levels. In addition, deposits have grown very significantly during the year, reflecting the high level of liquidity in the system as a result of the stimulus programs established by the government and the Fed.

●

At BBVA Mexico, the liquidity position has remained strong during 2020. Following the COVID-19 crisis, the lending gap increased in the first quarter of the year due to increased drawdowns of credit facilities. However in the second quarter, the success of the commercial actions and the normalization of lending growth led to a reduction in the lending gap compared to December 2019 levels. During the third and fourth quarter of the year, the reduction in the lending gap has been exacerbated, driven by a reduction in loans and a growth in deposits, despite the progressive ending of the commercial policies implemented to attract deposits, creating a comfortable position in liquidity ratios. Regarding the measures taken by Banxico over the year, in addition to reducing the monetary policy rate, it announced a reduction in the Monetary Regulation Deposit and the start of auctions of US dollars with credit institutions (swap line with the Fed) in which BBVA Mexico participated in April, in the amount of USD 1,250m, partially renewing that position from June to September for USD 700m. Likewise, it has participated in the Banxico 7 and 8 facilities (measures to direct funds to micro, small and medium-sized companies, as well as individuals affected by the pandemic).

●

At Garanti BBVA, the liquidity situation remained comfortable during the 2020, with a contraction of loans and a growth of deposits in foreign currency, as well as higher growth of loans than deposits in local currency. As a result of the COVID-19 crisis, an increase in collateral requirements was seen due to the credit risk in Turkey (Credit Default Swaps) to cover derivative valuations and wholesale funding. Moreover, Turkey’s regulator established the so-called asset ratio to encourage banks, to increase lending and avoid the accumulation of deposits, which caused an increase in the lending gap. This was covered by the bank’s excess liquidity. Later, the asset ratio requirement was reduced in the third quarter (from 100% to 90%) and it was eliminated in

26

December. In the face of contractionary policies, The Central Bank of the Republic of Turkey (CBRT) increased the reserve requirement rates, and during the second semester of the year the cost of lending and the base rate has progressively increased. In addition, the Credit Default Swap returns to previous levels to COVID-19 pandemic. With all this, during the year, Garanti BBVA has shown a good liquidity buffer.

●

In South America, an adequate liquidity situation prevails throughout the region, helped by the support of various central banks and governments which, in order to mitigate the impact of the COVID-19 crisis, have acted by implementing measures to stimulate economic activity and provide greater liquidity in financial systems. In Argentina, US dollar deposit outflows in the banking system slowed down to show growth in the fourth quarter, although BBVA Argentina continues to maintain a strong liquidity position with comfortable liquidity ratios. In Colombia, after the adjustment of the excess liquidity carried out in the third quarter by reducing wholesale deposits, a comfortable liquidity position has been maintained, as well as BBVA Perú, where the liquidity position has been reinforced by the increase in the volume of deposits during the second quarter, as well as by the funds from the Central Bank´s support programs.

The wholesale funding markets in which the Group operates, after two months of great stability at the start of 2020, were followed by a strong correction as a result of the crisis of COVID-19 and the limited access to the primary market. This situation has been stabilizing, marked by the evolution of the pandemic, the vaccines development, various geopolitical events and the actions of Central Banks. Secondary market levels ended the year reaching January 2020 levels, while primary market volumes have been reactivating, reducing the issue premiums.

The main transactions carried out by the companies that form part of the BBVA Group in 2020 are:

●

During the first quarter of 2020, BBVA, S.A. carried out two issuances of senior non-preferred debt by a total approximate amount of €1,400m and a Tier 2 issuance totaling €1,000m. In the second quarter of 2020, it issued preferred senior debt totaling €1,000m as a COVID-19 social bond, the first of its kind from a private financial institution in Europe. In the third quarter, it carried out three public issues: the first is the first green convertible bond (CoCo) ever issued by a financial institution worldwide in the amount of €1,000m; a subordinated Tier 2 debt issuance in Pounds sterling, for the amount of 300m; and the third is a preferred debt issue filed with the U.S. Securities and Exchange Commission (SEC), in two tranches over three and five years, in a total amount of USD 2,000m. On the other hand, in February 2020 a CoCo of €1,500m was amortized and in January 2020 three preferential issues were amortized in advance (For more information about these transactions, see the “Solvency” chapter of this report).

●

In Mexico, a local senior issuance was successfully carried out in February for MXN 15,000m (€614m) in three tranches. Two tranches in Mexican pesos over 3 and 5 years (one for MXN 7,123m at the Interbank Equilibrium Interest Rate (TIIE) 28 + 5 basis points and another for MXN 6,000m at TIIE 28 + 15 basis points, respectively), and another tranche in US dollars over 3 years (USD 100m at 3-month Libor + 49 basis points). The purpose of this issuance was to bring forward the refinancing of maturities in the year, taking advantage of the good market conditions, as well as to strengthen the liquidity situation by offsetting the seasonal outflows of deposits in the early months of the year. In September, it carried out an international issuance of unsecured 5-year senior debt in an amount of USD 500m at a rate of 1.875%, which represents the lowest ever for a financial institution in Mexico and the lowest of any of Latin America’s private financial institutions. This issue is the second under BBVA Mexico’s Global Issuer Program, which has a value of up to USD 10,000m.

●

In Turkey, the issues have not been fully renewed by the foreign currency gap reduction in 2020 Garanti BBVA carried out a Tier 2 issuance for TRY 750m in the first quarter. In the second quarter, Garanti BBVA partially renewed a syndicated loan of USD 699m by issuing the first green syndicated loan for a bank indexed to sustainability criteria, and in whose renovation the EBRD (European Bank for Reconstruction and Development) and the IFC (International Finance Corporation) participated. In the fourth quarter, Garanti renewed another syndicated loan, by an amount of USD 636m, in two tranches and with a maturity of 367 days (a tranche by USD 267.5m at up 2.50% Libor and another tranche by €312m at Euribor up 2.25%).

●	In the United States and in South America, there have been no material issuances in 2020.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and ensure the stability of its income statement.

BBVA has maintained its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio excess. Based on this policy, the sensitivity of the CET1 ratio to a depreciation of 10% against the euro of the main emerging-market currencies stood at -5 basis points for the Mexican peso and -2 basis points for the Turkish lira. In the case of the US dollar, the sensitivity to a depreciation of 10% against the euro is approximately +9 basis points. The transactional foreign currency risk associated with the sale of the subsidiary in the United States is managed in a way to minimize negative impacts at the level of net profit and capital ratio (after sales). At the end of December, the coverage level for expected earnings for 2021 was at levels close to 50% in the case of Turkey, 40% for Mexico, 50% for Peru and 40% for Colombia.

27

Interest rate

The aim of managing interest-rate risk is to limit the sensitivity of the balance sheets to interest rate fluctuations. BBVA carries out this work through an internal procedure following the guidelines established by the European Banking Authority (EBA), which measures the sensitivity of net interest income and economic value to determine the potential impact of a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are of particular relevance. These assumptions are reviewed and adapted at least once a year to take into account any changes in behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established target, showing a net interest income position which would be favored by an increase in interest rates. The effective management of structural balance sheet risk has allowed it to mitigate the negative impact of the downward trend in interest rates and the volatility experienced as a result of the effects of COVID-19, and is reflected in the soundness and recurrence of net interest income.

By area, the main features are:

●

Spain and the United States have balance sheets characterized by a high proportion of variable-rate loans in the loan portfolio (basically mortgages in Spain and corporate lending in both countries) and liability composed mainly of customer deposits. The ALCO portfolios act as hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The profile of both balance sheets has remained stable during 2020. In Spain the sensitivity of the net interest income has increased in the year due the higher volume of sensitive balances (liquid short-term assets) as a result of the liquidity generated by the balance and the additional TILTRO III financing, as well as the maturity of a part of the mortgage portfolio coverage.

In addition, following a slightly downward trend at the start of the year for European benchmark interest rates (Euribor), there was a rebound of around 20–30 basis points (depending on the maturity) in mid-March. This was a result of an adjustment in expectations after the ECB held the marginal deposit facility rate at -0.50% when the market had discounted a fall, and an increase in the required credit spread in the light of the COVID-19 crisis. However, since May, Euribor has fallen between -35 and -45 basis points, reaching record lows, mainly due to the easing of credit spreads and the ECB’s monetary stimulus measures. In the United States, base rates (Libor) have maintained a downward trend during the year (falling around 165 basis points in the main terms), in line with the Fed’s rate cuts in the first quarter of the year.

●

Mexico continues to show stability between the balance sheet items benchmarked at fixed and variable interest rates. In terms of assets that are most sensitive to interest rate fluctuations, the corporate portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. The ALCO portfolio is used to neutralize the longer duration of customer deposits. The sensitivity of net interest income continues to be limited and stable in 2020, considering the new interest rate scenario that emerged in March, with a downward trend in benchmark rates throughout 2020 compared to expectations at the beginning of the year. In this regard, the monetary policy rate at the end of December stood at 4.25%, which has meant a reduction of -300 basis points during 2020.

●

In Turkey, the interest-rate risk (broken down into Turkish lira and US dollars) is limited. In terms of assets, the sensitivity of lending, which is mostly fixed-rate, but with relatively short maturities, and the ALCO portfolio, including inflation-linked bonds, are balanced by the sensitivity of deposits on the liability side, which are repriced in the short term. The sensitivity of net interest income on the currency balance sheets increased due to the establishment of the asset ratio in the second quarter of 2020. In relation to the benchmark rates, the strong increase since August reverted the decreases of the previous quarters, ending the year with an increase of 500 basis points above the level of December 2019.

●

In South America, the risk profile for interest rates remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with a low and small variations net interest income sensitivity throughout 2020. In addition, in balance sheets with several currencies, interest-rate risk is managed for each of the currencies, showing a very low level of risk. The measures promoted by central banks have helped the downward trend of the benchmark interest rates (-250 basis points in Colombia and -200 basis points in Peru during the year) at minimum levels below that expected at the beginning of the year.

28

Sustainability and Responsible Banking

BBVA has a differential way of doing banking based on the Purpose “to bring the age of opportunity to everyone”, always acting in line with its corporate values - customer comes first, we think big, we are one team—and the goal of having a positive impact on the lives of people, businesses and society as a whole.

It is a commitment to a responsible way of doing banking and to creating value over the long-term for all its stakeholders, (customers, employees, shareholders, suppliers or society), which is reflected in the different Bank Policies and Corporate Standards, especially, in the General Sustainability Policy and in the General Corporate Social Responsibility Policy (SRP, hereinafter).

According to the SRP Policy, whose update was approved by the BBVA Board of Directors in December 2020, BBVA integrates the concerns of its stakeholders into its activities and business, among others, on social and environmental issues, on diversity, fiscal responsibility, respect for human rights and prevention of corruption and other illegal behaviours. Therefore, BBVA develops its activity in a field of corporate social responsibility based on the following general principles, which it already applies in its various management policies: Integrity, Prudent risk management, Transparency, Achievement of a profitable and sustainable long-term business, Creating long-term value for all stakeholders and Compliance with applicable law at any given time.

Likewise the Bank’s Board of Directors approved in October, 2020 a General Sustainability Policy, which defines and establishes the general principles, the main objectives and management and control guidelines to be followed by the Group in terms of sustainable development, trying to achieve economic development, social development and environmental protection in a balanced way.

All the business and support areas of the Group integrate these two policies into their internal regulations and activities.

Milestones and initiatives for sustainability and responsible banking

The commitment to responsible and sustainable growth is one of BBVA’s main initiatives, reflected in the Group’s second strategic priority: “Helping our clients transition toward a sustainable future.” In this regard, one of the line actions is the 2025 Pledge, by which BBVA is pledged to mobilize €100bn between 2018 and 2025 in green finance, sustainable infrastructure and agribusiness, entrepreneurship and financial inclusion. During the year 2020, BBVA has achieved to mobilize approximately €20,000m, which represents approximately €50,000m mobilized since its launch.

A relevant milestone in 2020 has been the creation of the Global Sustainability Office (GSO), a unit responsible for promoting and coordinating the Group’s sustainability initiatives, with the support of the senior managers in the Group’s global and local areas.

In terms of transparency, the presentation in November 2020 of the first BBVA report on the risks and opportunities associated with climate change according to the Task Force on Climate-related Financial Disclosures (TCFD) standard, has represented another milestone in the Group’s commitment to this matter. An exercise in transparency that includes our progress in our governance model, strategy, risk management and metrics related to climate change.

Also, since January 1, 2020, the Bank estimates an internal price for its CO2 emissions and has committed to being carbon neutral in 2020, thereby contributing to the fight against climate change and promoting sustainable development.

Since the publication of its framework for the issuance of SDG-linked bonds in 2018, BBVA has established itself as one of the most active banks in green bond issuances. In 2019, the Bank issued a second green bond for €1,000m, at the time the largest amount of any Eurozone financial institution, and also it issued the first green structured bond using blockchain technology. In May 2020, BBVA was the first private financial institution in Europe to issue a COVID-19-related social bond and, two months later, the Bank was the first financial institution in the world to issue contingent convertible perpetual bonds (CoCos) classified as green bonds, for €1,000m. The funds will be used to finance eligible green assets in BBVA’s portfolio, which is diversified into assets from different green sectors (energy efficiency, renewable energy, sustainable transportation, waste management and water management).

BBVA is committed to diversity and inclusion in all its forms. In December 2020 the Entity organized Diversity Days, a conference that highlights recently implemented projects in this area and that draws the roadmap of the Group.

Through its social programs, BBVA acts as a driver of opportunity for people, seeks to generate a positive impact on their lives and delivers on its purpose of making the opportunities of this new era available to everyone, particularly to vulnerable people. In 2020, BBVA continued to promote the main lines of action established in the Community Investment Plan: financial literacy, social entrepreneurship, education and culture, in addition to BBVA Group Social Response to COVID-19, detailed at the end of this section

29

BBVA’s Presence in sustainability indices

BBVA has been included, for the fourth consecutive year, in the Bloomberg’s Gender Equality Index, improving its score from 72.32% to 77.29%, which is a recognition of its commitment to create a reliable work environment, in which the professional development and equal opportunities of all employees are guaranteed regardless of your gender.

BBVA is also present in other sustainability indices at an international level or ESG (Environment, Social and Governance) indices, which evaluate the performance of companies in these matters. It should be noted that in 2020, BBVA was ranked first among European banks in the Dow Jones Sustainability Indices (DJSI), which measures the performance of the largest companies by market capitalization in economic, environmental and social matters. Globally, the Group ranked second, achieving the highest score (100 points) in the areas of financial inclusion, environmental reporting, social reporting, corporate citizenship and philanthropy, occupational health and safety, tax strategy and policy influence. The Group therefore achieved an overall score of 87 points, 5 points more than in 2019.

BBVA is member of the following sustainability indices1:

Listed on the DJSI World (2nd in the world) and Europe DJSI (1st in the European banking)	Listed on the MSCI ESG Leaders Indices. (Rating AAA)	Listed on the FTSE4Good Index Series (Score 4,4/5)

Listed on the Euronext Vigeo Eurozone 120 y Europe 120 incides	Listed on the Ethibel Sustainability Excellence Europe y Ethibel Sustainability Excellence Global indices	Listed on the Bloomberg Gender-Equality (Score 77,29/100)	Score A-

Measures taken by BBVA in response to COVID-19

In addition to the safety, business continuity and financial support measures to the commercial and retail sector in light of the situation caused by COVID-19 mentioned at the beginning of this report, BBVA stepped up efforts to help society in its fight against the pandemic, with an institutional donation of more than €35m.

In addition, BBVA launched an initiative among its employees in most of the countries in which it operates, inviting them to join in with the charitable work against the pandemic. In these campaigns, BBVA has played its part by contributing an initial amount or by matching the contribution of its employees, so for every euro contributed by an employee, the Bank has contributed another euro. The funds raised amounted to €1.8m and they are being used to fight against the virus in the three action items mentioned above.

Finally, BBVA has encouraged its customers to get involved, launching several campaigns, mainly in Spain and Mexico, through which €9.3m has been raised.

As for suppliers, BBVA has supported the ones closest to us with protection schemes for employees and companies, and with the advance payment of invoices, without waiting until the agreed deadline.

1 The inclusion of BBVA in any MSCI indices and the use of the logos, trademarks, service marks or index names does not constitute the sponsorship or promotion of BBVA by MSCI or any of its subsidiaries. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI indices and logos are trademarks or service marks of MSCI or its subsidiaries.

30

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios.

At the end of 2020, BBVA Group’s business areas reporting structure continued to be the same as the one presented at the end of 2019, although BBVA has reached agreements that, in some cases, could affect that structure. BBVA Group’s business areas and the agreements reached in relation to some of them are summarized below:

●

Spain mainly includes the banking and insurance businesses that the Group carries out in this country. In relation to the agreement reached in April 2020 with Allianz to create a bancassurance alliance, by setting up a newly created insurance company, once the authorizations from the competent regulators had been received, on December 14, 2020. BBVA Seguros transferred half plus one share from the aforementioned company to Allianz. The results from this new company are included in this business area.

●

The United States incorporates the businesses of BBVA USA, including the Group´s wholesale business through the New York branch office, the stake in Propel Venture Partners and the broker dealer BBVA Securities Inc business, all of which are excluded from the sale agreement reached with PNC. In relation to said agreement (for more information, see the chapter “Highlights” of this report), it includes BBVA USA and other companies in the United States with activities related to this banking business. Likewise, in accordance with IFRS 8 “Operating Segments”, the information for this business area is provided for the financial years 2020 and 2019, including the companies subject to the sale agreement, whose closing is subject to obtaining regulatory authorizations from the competent authorities.

●	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

●	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

●

South America mainly includes banking and insurance activity carried out in the region. With respect to the agreement reached with Banco GNB Paraguay, S.A., for the sale of BBVA Paraguay, the closing of the transaction materialized on January 22, 2021, once the approval of the competent regulatory authorities was received. The information in this business area includes BBVA Paraguay at the end of December 2020 and 2019.

●	Rest of Eurasia includes the banking business activity carried out in Asia and in Europe, excluding Spain.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; some equity instrument issuances to ensure an adequate management of the Group’s global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business area is based on units at the lowest level and/or companies that comprise the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity.

As usual, in the case of the different business areas in Americas, in Turkey and in CIB, the results applying constant exchange rates are given as well as the year-on-year variations at current exchange rates

31

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
31-12-20
Net interest income	16,801	3,553	2,284	5,415	2,783	2,701	214	16,950	(149)
Gross income	22,974	5,554	3,152	7,017	3,573	3,225	510	23,031	(57)
Operating income	12,219	2,515	1,281	4,677	2,544	1,853	225	13,094	(876)
Profit/(loss) before tax	5,225	809	502	2,472	1,522	896	184	6,386	(1,160)
Net attributable profit/(loss)	1,305	606	429	1,759	563	446	137	3,940	(2,635)
31-12-19
Net interest income	18,124	3,567	2,395	6,209	2,814	3,196	175	18,357	(233)
Gross income	24,463	5,656	3,223	8,029	3,590	3,850	454	24,802	(339)
Operating income	12,561	2,402	1,257	5,384	2,375	2,276	161	13,855	(1,294)
Profit/(loss) before tax	7,716	1,878	705	3,691	1,341	1,396	163	9,173	(1,457)
Net attributable profit/(loss)	3,512	1,386	590	2,699	506	721	127	6,029	(2,517)

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the information of the 2019 income statements has been restated.

GROSS INCOME (1), OPERATING INCOME(1)AND NET ATTRIBUTABLE PROFIT(1) BREAKDOWN (PERCENTAGE. 2020)

(1) Excludes the Corporate Center.

32

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center	Deletions
31-12-20
Loans and advances to customers	365,006	167,998	57,983	50,002	37,295	33,615	18,908	365,801	503	(1,299)
Deposits from customers	409,122	206,428	69,923	54,052	39,353	36,874	4,578	411,208	363	(2,449)
Off-balance sheet funds	102,947	62,707	-	22,524	3,425	13,722	569	102,947	-	-
Total assets/liabilities and equity	736,258	405,981	93,953	110,204	59,585	55,435	22,881	748,040	41,674	(53,455)
RWAs	353,272	104,388	60,365	60,797	53,021	39,804	18,249	336,624	16,648	-
31-12-19
Loans and advances to customers	383,565	167,332	63,162	58,081	40,500	35,701	19,669	384,445	813	(1,692)
Deposits from customers	385,686	182,370	67,525	55,934	41,335	36,104	4,708	387,976	308	(2,598)
Off-balance sheet funds	107,803	66,068	-	24,464	3,906	12,864	500	107,803	-	-
Total assets/liabilities and equity	697,737	364,427	88,529	109,079	64,416	54,996	23,257	704,703	49,886	(56,852)
RWAs	364,448	104,911	65,170	59,299	56,642	45,413	17,989	349,422	15,026	-

General note: figures without considering the classification of BBVA Paraguay as Non-current Assets and Liabilities Held for Sale as of 31-12-2020 and 31-12-2019 and BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC as Non-current Assets and Liabilities Held For Sale as of 31-12-2020.

The balance sheet includes a column, which represents the deletions and balance sheet adjustments between the different business areas, especially in terms of the relationship between the areas in which the parent company operates, i.e. Spain, Rest of Eurasia and the United States, and the Corporate Center.

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

(1) December 2020 data for the United States includes Houston branch employees.
NUMBER OF ATMS

33

Spain

Highlights

●	Activity growth driven by corporate and investment banking operations and government support programs.

●	Improved efficiency ratio, driven by controlled operating expenses.

●	Risk indicators contained.

●	Net attributable profit affected by the level of impairment on financial assets.

BUSINESS ACTIVITY(1) (YEAR-ON-YEAR CHANGE. DATA AS OF 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE)

(1)	Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)

34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2020	Δ %	2019
Net interest income	3,553	(0.4)	3,567
Net fees and commissions	1,802	2.9	1,751
Net trading income	174	(27.2)	239
Other operating income and expenses	25	(74.2)	98
Of which: Insurance activities (1)	465	(10.1)	518
Gross income	5,554	(1.8)	5,656
Operating expenses	(3,039)	(6.6)	(3,253)
Personnel expenses	(1,738)	(7.7)	(1,883)
Other administrative expenses	(841)	(5.9)	(895)
Depreciation	(460)	(3.4)	(476)
Operating income	2,515	4.7	2,402
Impairment on financial assets not measured at fair value through profit or loss	(1,167)	n.s.	(138)
Provisions or reversal of provisions and other results	(538)	39.3	(386)
Profit/(loss) before tax	809	(56.9)	1,878
Income tax	(200)	(59.1)	(489)
Profit/(loss) for the year	610	(56.1)	1,389
Non-controlling interests	(3)	36.5	(3)
Net attributable profit/(loss)	606	(56.3)	1,386
(1) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	31-12-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	38,360	141.2	15,903
Financial assets designated at fair value	138,178	13.4	121,890
Of which: Loans and advances	30,680	(10.2)	34,175
Financial assets at amortized cost	198,173	1.5	195,260
Of which: Loans and advances to customers	167,998	0.4	167,332
Inter-area positions	21,940	1.4	21,637
Tangible assets	2,902	(12.1)	3,302
Other assets	6,427	(0.1)	6,436
Total assets/liabilities and equity	405,981	11.4	364,427

Financial liabilities held for trading and designated at fair value through profit or loss	74,023	(4.8)	77,731
Deposits from central banks and credit institutions	58,783	43.1	41,092
Deposits from customers	206,428	13.2	182,370
Debt certificates	39,326	10.7	35,520
Inter-area positions	-	-	-
Other liabilities	16,964	(8.2)	18,484
Economic capital allocated	10,457	13.3	9,229

Relevant business indicators	31-12-20	Δ %	31-12-19
Performing loans and advances to customers under management (1)	165,511	0.8	164,140
Non-performing loans	8,340	(3.4)	8,635
Customer deposits under management (1)	205,809	12.9	182,370
Off-balance sheet funds (2)	62,707	(5.1)	66,068
Risk-weighted assets	104,388	(0.5)	104,911
Efficiency ratio (%)	54.7		57.5
NPL ratio (%)	4.3		4.4
NPL coverage ratio (%)	67		60
Cost of risk (%)	0.67		0.08

(1) Excluding repos.

(2) Includes mutual funds, pension funds and other off-balance sheet funds.

35

Activity

The most relevant aspects related to the area’s activity throughout 2020 were:

●

Lending activity (performing loans under management) stood higher than at the end of 2019 (up 0.8%). The reduction in mortgage lending and lending to public institutions (down 4.2%) was offset, among others, by higher balances in retail banking (up 11.2%), in SMEs (up 6.5%) and in corporate and investment banking (up 3.3%), which benefited from the facilities guaranteed by the Spanish Instituto de Crédito Oficial (hereinafter ICO).

●	With regard to asset quality, the indicators remained stable compared to the previous quarter. As a result, the NPL ratio remained at 4.3% and the coverage ratio at 67%.

●

Total customer funds grew by 8.1% compared to the close of 2019, partly due to the trend for greater saving, both by companies and by individual customers. This has resulted in an increase in customer deposits under management (up 12.9%), which managed to offset the negative evolution of off-balance sheet funds (down 5.1%) resulting from the unfavorable performance of the markets in 2020.

Results

Spain generated a cumulative net attributable profit of €606m in 2020, 56.3% lower than in 2019, mainly due to the increase in impairment on financial assets as a result of the pandemic, meanwhile, operating income increased by 4.7% compared to the previous year.

The main highlights of the area’s income statement are:

●	Net interest income was slightly lower than at the close of 2019 (down 0.4%), affected by the falling rate environment and the change in the financing mix of the companies from long- to short-term.

●

Net fees and commissions performed well (up 2.9% year-on-year), widely as a result of asset management fees and fees generated by corporate banking operations, which offset exemptions on some products at the worst moments of the pandemic.

●	NTI decreased (down 27.2% year-on-year), mainly due to performance of the Global Markets area in the last quarter of the year, which offsets the higher gains from ALCO portfolio sales in 2020.

●

The other operating income and expenses line compares negatively to the previous year (down 74.2%), due to increased contributions to both the Single Resolution Fund and the Deposit Guarantee Fund and the lower contribution of the insurance business. It should also be noted that, once authorization was received from the competent regulators, on December 14, BBVA Seguros transferred to Allianz half plus one share of the company created to jointly develop non-life insurance business, excluding health insurance line.

●

There was a reduction in operating expenses (down 6.6% year-on-year), mainly as a result of the cost-containment plans and supported by the reduction in discretionary expenses as a result of the pandemic. Therefore, the efficiency ratio stood at 54.7% compared to 57.5% in 2019.

●

Impairment on financial assets increased by €1,029m compared to the previous year, mainly due to the negative impact recorded mainly in the first quarter of 2020, as a result of deterioration in the macroeconomic scenario due to COVID-19, which includes credit provisions for those sectors most affected, in a comparison that is further impacted by portfolio sales made in 2019. In quarterly terms, this line item stood at similar levels prior to the pandemic, which meant that the cumulative cost of risk stood at 0.67% at the close of December.

●	Finally, provisions and other results generated a more negative result compared to the previous year, mainly due to provisions for potential claims.

36

The United States

Highlights

●	Flat lending activity and strong increase in customer deposits in the year.

●	The cost of risk favorable evolution continues, with a significant improvement in the quarter.

●	Positive evolution of fees and commissions and NTI.

●	Net attributable profit impacted by the Fed rate reduction and the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +1.9%.	(1) At current exchange rate: -27.2%.

37

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2020	Δ %	Δ % (1)	2019
Net interest income	2,284	(4.6)	(2.6)	2,395
Net fees and commissions	665	3.2	5.5	644
Net trading income	220	27.4	31.8	173
Other operating income and expenses	(17)	n.s.	n.s.	12
Gross income	3,152	(2.2)	(0.0)	3,223
Operating expenses	(1,870)	(4.9)	(2.8)	(1,966)
Personnel expenses	(1,085)	(3.7)	(1.6)	(1,126)
Other administrative expenses	(577)	(7.1)	(5.1)	(621)
Depreciation	(209)	(4.7)	(2.7)	(219)
Operating income	1,281	1.9	4.4	1,257
Impairment on financial assets not measured at fair value through profit or loss	(776)	41.0	44.3	(550)
Provisions or reversal of provisions and other results	(4)	70.8	72.5	(2)
Profit/(loss) before tax	502	(28.8)	(27.1)	705
Income tax	(73)	(36.8)	(35.4)	(115)
Profit/(loss) for the year	429	(27.2)	(25.5)	590
Non-controlling interests	-	-	-	-
Net attributable profit/(loss)	429	(27.2)	(25.5)	590

Balance sheets	31-12-20	Δ %	Δ % (1)	31-12-19
Cash, cash balances at central banks and other demand deposits	17,260	108.1	127.3	8,293
Financial assets designated at fair value	6,792	(11.3)	(3.1)	7,659
Of which: Loans and advances	349	33.8	46.2	261
Financial assets at amortized cost	66,933	(3.7)	5.2	69,510
Of which: Loans and advances to customers	57,983	(8.2)	0.3	63,162
Inter-area positions	-	-	-	-
Tangible assets	810	(11.4)	(3.2)	914
Other assets	2,158	0.2	9.5	2,153
Total assets/liabilities and equity	93,953	6.1	15.9	88,529
Financial liabilities held for trading and designated at fair value through profit or loss	952	237.9	269.0	282
Deposits from central banks and credit institutions	5,570	36.5	49.1	4,081
Deposits from customers	69,923	3.6	13.1	67,525
Debt certificates	2,879	(18.9)	(11.4)	3,551
Inter-area positions	4,869	42.5	55.7	3,416
Other liabilities	6,124	5.0	14.7	5,831
Economic capital allocated	3,636	(5.4)	3.3	3,843

Relevant business indicators	31-12-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	57,887	(8.5)	(0.0)	63,241
Non-performing loans	1,258	72.3	88.2	730
Customer deposits under management (2)	69,926	3.5	13.1	67,528
Off-balance sheet funds (3)	-	-	-	-
Risk-weighted assets	60,365	(7.4)	1.2	65,170
Efficiency ratio (%)	59.3			61.0
NPL ratio (%)	2.1			1.1
NPL coverage ratio (%)	84			101
Cost of risk (%)	1.18			0.88

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and other off-balance sheet funds.

38

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators. In relation to the sale agreement reached by the BBVA Group with PNC (For more information see “Highlights” section of this report), which includes certain companies of the Group in the United States, the figures and comments of this business area are presented incorporating the companies mentioned at the end of December 2020.

Activity

The most relevant aspects related to the area’s activity during 2020 were:

●

The lending activity (performing loans under management) showed lower dynamism between October and December (down 3.2%), due to the combined effect of several factors, including the volume of liquidity injected into the system and the use by companies of credit facilities provided during the first and second quarters of the year. In comparison to December 2019, the loan portfolio remains flat, mainly due to the performance of the Corporate and Business Banking segment, which was driven by the Paycheck Protection Program. The rest of the retail portfolio showed reductions in rates of change with respect to the end of 2019, due to the unfavorable impact of the pandemic.

●

In terms of risk indicators, the NPL ratio showed an upward trend during the year, focused on the most sensitive sectors in the COVID-19 environment and closed at 2.1%. For its part, the NPL coverage ratio stood at 84%, compared to 101% at the end of December 2019.

●

Customer deposits under management increased by 13.1% in the year, due to the placement of the increased liquidity made available to customers in demand deposits. This line showed a flat performance in the quarter.

Results

The United States generated a net attributable profit of €429m during 2020, 25.5% less than in the same period of the previous year. The most relevant aspects related to the income statement are summarized below:

●

Net interest income fell by 2.6% year-on-year, affected by the Fed’s interest rate cuts, for a total of 225 basis points since the first quarter of 2019, partially offset by the lower financing costs due to the excellent cost of deposits management. This line increased by 2.3% in the quarter, mainly by both the lower expenses and the funding mix improvement.

●	Net fees and commissions closed with an increase of 5.5% compared to the same period last year, mainly due to commissions generated by the New York branch.

●	NTI contribution increased (up 31.8% year-on-year) with a favorable evolution in the quarter (up 54.8%), due to the higher results from the Global Markets unit and the stake in Propel.

●	Operating expenses fell compared to the previous year (down 2.8%), as a result of both the decrease in some discretionary expenses due to the pandemic and the containment plans implemented.

●

Increase in the impairment on financial assets (up 44.3% year-on-year), explained mainly by the adjustment in the macroeconomic scenario due to the negative effects of COVID-19, mainly registered in the first quarter of 2020, and to higher loan-loss provisions to cover specific customers in the Oil & Gas sector. It should be noted that in the last quarter of 202, this line closed with a release of €58m, which explains the improvement of the cumulative cost of risk, which stood at 1.18% at the end of December 2020 compared to 1.69 at the end of September.

39

Mexico

Highlights

●	Slight deceleration of activity, impacted by the macroeconomic environment.

●	Solid liquidity position.

●	Controlled expenses growing significatively under the inflation and the strength of the gross income.

●	Net attributable profit affected by the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -13.1%.	(1) At current exchange rate: -34.8%.

40

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2020	Δ %	Δ % (1)	2019
Net interest income	5,415	(12.8)	(0.7)	6,209
Net fees and commissions	1,065	(17.9)	(6.6)	1,298
Net trading income	423	36.4	55.3	310
Other operating income and expenses	114	(46.2)	(38.8)	212
Gross income	7,017	(12.6)	(0.5)	8,029
Operating expenses	(2,340)	(11.5)	0.7	(2,645)
Personnel expenses	(967)	(14.0)	(2.1)	(1,124)
Other administrative expenses	(1,061)	(9.7)	2.8	(1,175)
Depreciation	(311)	(9.9)	2.5	(346)
Operating income	4,677	(13.1)	(1.1)	5,384
Impairment on financial assets not measured at fair value through profit or loss	(2,172)	28.0	45.6	(1,698)
Provisions or reversal of provisions and other results	(33)	n.s.	n.s.	5
Profit/(loss) before tax	2,472	(33.0)	(23.8)	3,691
Income tax	(713)	(28.1)	(18.2)	(992)
Profit/(loss) for the year	1,759	(34.8)	(25.8)	2,699
Non-controlling interests	(0)	(32.6)	(23.3)	(0)
Net attributable profit/(loss)	1,759	(34.8)	(25.8)	2,699

Balance sheets	31-12-20	Δ %	Δ % (1)	31-12-19
Cash, cash balances at central banks and other demand deposits	9,159	41.2	62.4	6,489
Financial assets designated at fair value	36,360	15.8	33.2	31,402
Of which: Loans and advances	2,589	233.2	283.4	777
Financial assets at amortized cost	59,814	(9.6)	4.0	66,180
Of which: Loans and advances to customers	50,002	(13.9)	(0.9)	58,081
Tangible assets	1,647	(18.5)	(6.3)	2,022
Other assets	3,224	8.0	24.3	2,985
Total assets/liabilities and equity	110,204	1.0	16.2	109,079
Financial liabilities held for trading and designated at fair value through profit or loss	23,801	9.3	25.7	21,784
Deposits from central banks and credit institutions	5,122	141.9	178.3	2,117
Deposits from customers	54,052	(3.4)	11.2	55,934
Debt certificates	7,387	(16.4)	(3.8)	8,840
Other liabilities	14,507	(6.5)	7.6	15,514
Economic capital allocated	5,336	9.1	25.6	4,889

Relevant business indicators	31-12-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	50,446	(13.9)	(1.0)	58,617
Non-performing loans	1,818	23.0	41.6	1,478
Customer deposits under management (2)	53,775	(2.8)	11.8	55,331
Off-balance sheet funds (3)	22,524	(7.9)	5.9	24,464
Risk-weighted assets	60,797	2.5	18.0	59,299
Efficiency ratio (%)	33.3			32.9
NPL ratio (%)	3.3			2.4
NPL coverage ratio (%)	122			136
Cost of risk (%)	4.02			3.01

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and other off-balance sheet funds.

41

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the year 2020 were:

●

Lending activity (performing loans under management) decreased slightly (down 1.0% year-on-year), due to the economic weakness resulting from the closure of non-essential activities related to the pandemic. The wholesale portfolio fell slightly in 2020 (down 0.7% year-on-year) due to the amortizations related to the credit facilities registered in the first quarter of the year. On the other hand, the retail portfolio registered a decrease compared to December 2019 (down 0.5%), mainly due to the fact that the consumer and credit card portfolios recorded lower balances, affected by the lower economic activity resulting from the pandemic. This was partially offset by a year-on-year increase in the mortgage portfolio (up 7.4%).

●

As for the asset quality indicators, the NPL ratio stood above the figure at the end of 2019 (up 3.3%), with an increase in the balance of non-performing loans in the consumer, credit cards and mortgage portfolios, mainly related to portfolios that participated in the support programs. For its part, the coverage ratio stood below December 2019 level, at 122%.

●

Customer deposits under management increased by 11.8%, supported by the growth of demand deposits that offset the decrease of time deposits, due to the preference of customers to have their balance liquid in an environment of lower interest rates and uncertainty due to the pandemic. Off-balance sheet funds also performed well in 2020 (up 5.9%).

Results

BBVA Mexico achieved a net attributable profit of €1,759m in 2020, which is a 25.8% reduction compared to the previous year. This was due to the increase in the impairment on financial assets, generated by additional provisions made during the first half of the 2020, derived from COVID-19. The most relevant aspects related to the income statement are summarized below:

●

Net interest income closed almost in line with the end of 2019 (down 0.7%). The appropriate management and optimization of the net interest income has managed to offset the lower dynamism of the retail portfolio and a reduction of 300 basis points in the benchmark rates throughout 2020. Additionally, this reflects the application of customer support programs during the first half and a change in the portfolio mix, with a higher percentage of wholesale customers for most of 2020 and stood at the end of December at pre-pandemic levels.

●

Net fees and commissions fell (down 6.6%), mainly as a result of the closure of non-essential activities in Mexico, which caused a lower transactionality with credit cards. Likewise, the lower activity in investment banking and the increase in transactions made through digital channels, which do not generate fees and commissions for individual customers, also influenced this decrease.

●

NTI continued to perform well, with a 55.3% year-on-year growth, mainly derived from the result of the Global Markets unit, as well as greater earnings from foreign exchange operations and capital gains from the ALCO portfolio sales.

●

The other operating income and expenses line registered a year-on-year decrease of 38.8%, as a result of a greater contribution to the Deposit Guarantee Fund due to the higher volume deposited by customers and a lower performance of the insurance business, as a result of an increase in claims.

●

Operating expenses closed at similar levels to the previous year (up 0.7%), with a growth that is below the average inflation levels for the year (up 3.4%) reflecting the effort to maintain strict control, despite additional expenses in medical supplies to ensure the health and safety of the employees and customers.

●

The impairment on financial assets line increased by 45.6%, fundamentally due to the additional provisions caused by COVID-19, mainly registered in the first half of 2020, which include the deterioration in the macroeconomic scenario compared to the one originally forecasted in early 2020. With regard to the cumulative cost of risk as of December 2020, it stood at 4.02% following the upturn in March.

●

The provisions and other results line showed an unfavorable comparison at €-33m compared with a positive result of €5m in the previous year, and mainly includes higher provisions for contingent liabilities arising from COVID-19.

42

Turkey

Highlights

●	Significant credit growth driven by Turkish lira loans. Strong growth in foreign currency deposits.

●	Outstanding performance of recurring revenue and efficiency ratio improvement.

●	Reduction in the NPL ratio year-to date.

●	Double digit growth in the main income statement margins.

BUSINESS ACTIVITY(1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +7.1%	(1) At current exchange rate: +11.4%.

43

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2020	Δ %	Δ % (1)	2019
Net interest income	2,783	(1.1)	25.2	2,814
Net fees and commissions	510	(28.8)	(9.9)	717
Net trading income	227	n.s.	n.s.	10
Other operating income and expenses	53	7.3	35.8	50
Gross income	3,573	(0.5)	26.0	3,590
Operating expenses	(1,029)	(15.3)	7.3	(1,215)
Personnel expenses	(561)	(17.2)	4.8	(678)
Other administrative expenses	(319)	(11.1)	12.6	(359)
Depreciation	(150)	(16.4)	5.9	(179)
Operating income	2,544	7.1	35.6	2,375
Impairment on financial assets not measured at fair value through profit or loss	(895)	(1.2)	25.0	(906)
Provisions or reversal of provisions and other results	(127)	(1.0)	25.3	(128)
Profit/(loss) before tax	1,522	13.5	43.7	1,341
Income tax	(380)	21.7	54.1	(312)
Profit/(loss) for the year	1,142	11.0	40.5	1,029
Non-controlling interests	(579)	10.6	40.0	(524)
Net attributable profit/(loss)	563	11.4	41.0	506

Balance sheets	31-12-20	Δ %	Δ % (1)	31-12-19
Cash, cash balances at central banks and other demand deposits	5,477	(0.2)	36.1	5,486
Financial assets designated at fair value	5,332	1.2	38.0	5,268
Of which: Loans and advances	415	(6.6)	27.3	444
Financial assets at amortized cost	46,705	(8.9)	24.2	51,285
Of which: Loans and advances to customers	37,295	(7.9)	25.5	40,500
Tangible assets	901	(19.4)	9.9	1,117
Other assets	1,170	(7.1)	26.7	1,260
Total assets/liabilities and equity	59,585	(7.5)	26.1	64,416
Financial liabilities held for trading and designated at fair value through profit or loss	2,336	7.0	45.8	2,184
Deposits from central banks and credit institutions	3,381	(24.4)	3.0	4,473
Deposits from customers	39,353	(4.8)	29.8	41,335
Debt certificates	3,503	(18.0)	11.8	4,271
Other liabilities	8,476	(10.6)	21.9	9,481
Economic capital allocated	2,535	(5.1)	29.3	2,672

Relevant business indicators	31-12-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	36,638	(7.6)	25.9	39,662
Non-performing loans	3,183	(13.1)	18.5	3,663
Customer deposits under management (2)	39,346	(4.8)	29.8	41,324
Off-balance sheet funds (3)	3,425	(12.3)	19.5	3,906
Risk-weighted assets	53,021	(6.4)	27.6	56,642
Efficiency ratio (%)	28.8			33.8
NPL ratio (%)	6.6			7.0
NPL coverage ratio (%)	80			75
Cost of risk (%)	2.13			2.07

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and other off-balance sheet funds.

44

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during 2020 were:

●

Lending activity (performing loans under management) increased by 25.9% year-to-date mainly driven by a growth in Turkish lira loans (up 33.6%) which was supported by commercial and consumer loans. Foreign-currency loans (in U.S. dollars) fell during 2020 (down 5.4%).

●

Lending growth was accelerated in the first half the year favored by the low interest rate environment, yet as the interest rates started to increase its loan growth moderated in the second half of the year. By segments;

o	Turkish lira commercial loans performed remarkably well year-on-year (up 51.6%) mainly thanks to the Credit Guarantee Fund utilizations and short term commercial lending.

o

Additionally, retail loans increased (up 22.3%) driven by both consumer loans including mortgages (up 22.6%) and credit cards (up 21.5%), thanks to the recovering economic activity with the steps taken towards new normal in the COVID-19 environment.

●	In terms of asset quality, the NPL ratio decreased from December 2019 and stood at 6.6%. The NPL coverage ratio increased to 80% as of December 31, 2020 compared to the previous year.

●

Customer deposits under management (66% of total liabilities in the area as of December 31, 2020) remained the main source of funding for the balance sheet and increased by 29.8% year-to-date. It is worth mentioning the positive performance of demand deposits which increased by 73.9% year-to-date and now represent 51% of total customer deposits, as well as the off-balance sheet funds which grew by 19.5% during the same period. Foreign currency demand deposit grew by 84.6% year-to-date, with remarkable increases in second and third quarters, mainly due to the dollarization impact and increasing demand towards gold deposits.

Results

Turkey generated a net attributable profit of €563m in 2020, 41.0% higher than the same period of the previous year, despite a decrease in the quarter (down -62.6%). The most significant aspects of the year-on-year evolution in the income statement are the following:

●	Net interest income grew (up 25.2%) mainly thanks to good management of customer spreads, higher activity volume and remarkable contribution from inflation-linked bonds.

●

Net fees and commissions contracted by -9.9% on a year-on-year basis, mainly due to the changes in fees regulation that came into force in March 2020 and lower activity levels due to the impact of COVID-19. With the beginning of the third quarter, this line started to record growth thanks to the recovery of the economic activity with the gradual steps taken towards normalization.

●	Good performance of the NTI, which contributed €227m in 2020 compared to €10m in 2019. This is mainly the result of the good performance of foreign currency positions and trading operations.

●	Other operating income and expenses increased by 35.8% year-on-year, mainly due to the positive contribution of non-financial activities (renting activity) and higher insurance activity net results.

●

Operating expenses increased by 7.3%, significantly below the average inflation rate (12.28%), which is also supported by the reduction in some discretionary expenses due to COVID-19. As a result of the growth of the gross income well above the growth of expenses, the efficiency ratio improved 5 percentage points during the year to 28.8%.

●

Impairment losses on financial assets increased by 25.0% primarily due to higher provisions for specific clients in the commercial portfolio. As a result, the cumulative cost of risk at the end of December stood at 2.13%.

●

The line provisions and other results closed in 2020 with a loss of €127m, which is a similar level to the one registered in the previous year, mainly due to provisions for special funds and for contingent liabilities and commitments.

45

South America

Highlights

●	Activity growth impacted by the support measures from the different governments.

●	Year-on-year growth in recurring revenues and year-on-year decline in NTI due to the sale of the stake in Prisma in 2019.

●	Contained growth in expenditure, well below the area’s average inflation.

●	Net attributable profit affected by the increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATES. DATA AS OF 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rate: -18.6%.	(1) At current exchange rate: -38.2%.

46

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2020	Δ %	Δ % (1)	2019
Net interest income	2,701	(15.5)	0.9	3,196
Net fees and commissions	484	(13.1)	0.6	557
Net trading income	407	(29.3)	(12.8)	576
Other operating income and expenses	(367)	(23.4)	(18.9)	(479)
Gross income	3,225	(16.2)	1.7	3,850
Operating expenses	(1,372)	(12.8)	2.8	(1,574)
Personnel expenses	(669)	(15.7)	0.2	(794)
Other administrative expenses	(549)	(9.8)	6.5	(609)
Depreciation	(154)	(10.3)	1.9	(171)
Operating income	1,853	(18.6)	0.8	2,276
Impairment on financial assets not measured at fair value through profit or loss	(864)	11.3	34.0	(777)
Provisions or reversal of provisions and other results	(93)	(10.2)	24.5	(103)
Profit/(loss) before tax	896	(35.8)	(19.9)	1,396
Income tax	(277)	(24.5)	(4.5)	(368)
Profit/(loss) for the year	619	(39.8)	(25.3)	1,028
Non-controlling interests	(173)	(43.7)	(31.6)	(307)
Net attributable profit/(loss)	446	(38.2)	(22.6)	721

Balance sheets	31-12-20	Δ %	Δ % (1)	31-12-19
Cash, cash balances at central banks and other demand deposits	7,126	(17.1)	4.1	8,601
Financial assets designated at fair value	7,329	19.7	44.3	6,120
Of which: Loans and advances	108	(5.2)	8.4	114
Financial assets at amortized cost	38,549	1.8	20.7	37,869
Of which: Loans and advances to customers	33,615	(5.8)	11.8	35,701
Tangible assets	808	(16.5)	(4.7)	968
Other assets	1,624	12.9	32.5	1,438
Total assets/liabilities and equity	55,435	0.8	20.7	54,996
Financial liabilities held for trading and designated at fair value through profit or loss	1,326	(28.7)	(17.6)	1,860
Deposits from central banks and credit institutions	5,378	47.1	72.0	3,656
Deposits from customers	36,874	2.1	23.4	36,104
Debt certificates	2,612	(18.9)	(7.5)	3,220
Other liabilities	7,093	(7.5)	10.4	7,664
Economic capital allocated	2,152	(13.6)	4.7	2,492

Relevant business indicators	31-12-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	33,719	(5.3)	12.6	35,598
Non-performing loans	1,780	(3.9)	13.6	1,853
Customer deposits under management (3)	36,886	2.1	23.3	36,123
Off-balance sheet funds (4)	13,722	6.7	20.3	12,864
Risk-weighted assets	39,804	(12.4)	5.2	45,413
Efficiency ratio (%)	42.5			40.9
NPL ratio (%)	4.4			4.4
NPL coverage ratio (%)	110			100
Cost of risk (%)	2.36			1.88

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds, pension funds and other off-balance sheet funds.

47

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit/(loss)
Country	2020	Δ %	Δ % (1)	2019	2020	Δ %	Δ % (1)	2019

Argentina	343	(37.3)	n.s.	548	89	(33.0)	n.s.	133

Colombia	591	(7.4)	6.2	639	165	(38.0)	(28.9)	267

Peru	718	(13.2)	(7.2)	827	110	(45.6)	(41.8)	202

Other countries (2)	200	(23.4)	(11.4)	261	82	(31.7)	(20.2)	120

Total	1,853	(18.6)	0.8	2,276	446	(38.2)	(22.6)	721

(1) Figures at constant exchange rates.

(2) Bolivia, Chile (Forum), Paraguay, Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru

	31-12-20	31-12-19	31-12-20	31-12-19	31-12-20	31-12-19

Performing loans and advances to customers under management (1)(2)	2,812	1,909	11,682	11,234	15,106	12,575

Non-performing loans and guarantees given (1)	52	68	677	648	904	675

Customer deposits under management (1)(3)	4,622	2,845	12,129	11,097	15,850	12,250

Off-balance sheet funds (1)(4)	969	420	1,567	1,214	2,146	1,523

Risk-weighted assets	5,685	6,093	13,095	14,172	15,845	19,293

Efficiency ratio (%)	53.6	46.9	35.2	36.2	37.7	35.8

NPL ratio (%)	1.8	3.4	5.2	5.3	4.5	4.1

NPL coverage ratio (%)	241	161	113	98	101	96

Cost of risk (%)	3.24	4.22	2.64	1.67	2.13	1.45

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds and other off-balance sheet funds.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects related to the area’s activity in 2020 were:

●

Lending activity (performing loans under management) was 12.6% higher as of December 31, 2020 compared to the close of the previous year. The performance of the wholesale portfolio stands out (up 20.3% year-on-year), due to the greater drawdown of credit facilities by companies in response to the situation generated by the COVID-19 pandemic. The retail portfolio closed up compared to the end of 2019 (up 5.1%) following the upturn in the quarter (up 1.9%), mainly due to the evolution of credit cards and consumer loans (up 4.3% collectively). In terms of asset quality, the non-performing loan ratio stood at 4.4% while the NPL coverage ratio stood at 110%.

●

On the funding side, the performance has been boosted by the measures taken by the different central banks to ensure liquidity in the respective financial systems in the region. As a result, deposits from customers under management increased by 23.3% throughout the year, mainly due to the evolution of demand deposits. Likewise, off-balance sheet funds grew by 20.3% throughout the year.

South America generated a cumulative net attributable profit of €446m in 2020, representing a year-on-year decline of 22.6% (down 38.2% at current exchange rates), mainly due to the increase in the impairment on financial assets in the first half of 2020 caused by the COVID-19 crisis. The cumulative impact of inflation in Argentina on the area’s net attributable profit in 2020 stood at a loss of around €104m, compared to a cumulative loss of €98m at the end of December 2019.

The most notable aspects of the cumulative evolution of the income statement as of December 2020 are summarized below:

●	Net interest income continued to grow at constant exchange rates (up 0.9%). At current exchange rates, the devaluation of the main currencies in the region weakened this positive performance.

●

Decreased contribution from NTI (down 12.8% at constant exchange rates, down 29.3% at current exchange rates). This line includes the annual valuation in the last quarter of 2020 of the Bank’s stake in Prisma Medios de Pago S.A. (hereinafter Prisma), the outcome of which was more positive than the 2019 annual valuation, in a comparison that also includes the capital gains in the first quarter of 2019.

48

●	Operating expenses (up 2.8%) increased significantly below the inflation rate in the region.

●

Increased requirements for impairment on financial assets (up 34.0%, up 11.3% at current exchange rates) mainly due to the extraordinary deterioration in the macroeconomic scenario resulting from the impact of COVID-19 and largely recorded in the first half of the year.

The evolution throughout 2020 for the business area’s most representative countries, Argentina, Colombia and Peru, is summarized below:

Argentina

●

Lending activity grew by 47.3% since December 2019 due to growth in commercial and credit card segments. Throughout the quarter, retail portfolios showed higher growth than wholesale portfolios as a result of lower activity caused by the pandemic. Greater credit card and consumer finance dynamism was also observed. There was a decrease in the NPL ratio, which stood at 1.8% as of December 31, 2020, from 3.4% at the end of December 2019, due to the reduction in non-performing loans. The NPL coverage ratio increased to 241%.

●

On the total customers funds side, available liquidity meant that deposits from customers under management increased by 62.5% in 2020, with growth in both demand deposits and time deposits, the latter was favored by minimum returns on deposits in pesos established by the Central Bank of the Republic of Argentina. Off-balance sheet funds also increased significantly.

●

Net attributable profit stood at €89m, with recurrent revenues performing well (up 8.0%) and a greater contribution as a result of the annual valuation on the remaining stake in Prisma. The year-on-year comparison is affected by the positive effect of the sale of the stake in Prisma and the increased need for impairment on financial assets in 2019, due to the rating downgrade and the situation in the country at the time.

Colombia

●

Lending activity grew by 4.0% in 2020 due to the performance of retail portfolios (up 5.1% year-on-year), particularly consumer and mortgages, the latter supported by government incentives for non-social housing. In terms of asset quality, the NPL ratio and NPL coverage ratio improved to 5.2% and 113% respectively at the close of December 2020.

●

Deposits from customers under management increased by 9.3% in 2020, driven by growth in demand deposits. Off-balance sheet funds continued their recovery after the withdrawals seen at the end of the first quarter of the year and closed 29.0% higher than the one reached at the end of December 2019. In the quarter, the search for more profitable investment alternatives by customers, in line with the bank’s strategy of reducing financial costs, meant a reduction in deposits from customers (down 0.9%).

●

Net attributable profit stood at €165m, with a year-on-year decrease of 28.9%. The strength of operating income is notable, which increased by 6.2% in 2020 thanks to higher income generation from net interest income and NTI, although there was a negative impact from the higher loan-loss provisioning due to the COVID-19 crisis.

Peru

●

Lending activity was 20.1% higher than at the end of the 2019 financial year, mainly driven by the wholesale portfolio, as a result of the distribution of funds from the Plan Reactiva, which more than offset the decline still seen in credit cards as a result of the lower activity due to the pandemic. In terms of asset quality, as of December 31, 2020, an increase was recorded in the NPL ratio, which stood at 4.5%, due to the deterioration of certain refinanced loans, as well as other assets in the commercial, SMEs and retail portfolio segments. For its part, the NPL coverage ratio stood at 101%, higher than at the end of December 2019.

●

Customer deposits under management increased by 29.4% during 2020, mainly due to the 53.4% growth in demand deposits driven by legislative measures that allowed pension plan participants to withdraw part of their funds as a relief measure to cope with the pandemic. Off-balance sheet funds increased by 40.9%.

●

Net interest income fell compared to the previous year, due to the pressure on interest rates caused by the drop in official rates and government-backed loans at preferential rates, which are in addition to other customer relief measures such as interest-free deferral of repayments on credit cards. Net fees and commissions grew slightly (up 0.5%), influenced by reduced activity as a result of the pandemic, the temporary elimination of certain fees and commissions as a measure to support customers, and the increased use of digital channels. The upturn in operating expenses in the last quarter caused a growth in this line (up 1.1%) in the year, but below the inflation growth (up 2%). Greater impairment on financial assets was observed in the quarter as a result of rating adjustments, which were combined with provisions made mainly in the first half of the year as a result of the COVID-19 crisis and resulted in this line increasing by 70.2%. As a result, net attributable profit stood at €110m, 41.8% lower than in 2019.

49

Rest of Eurasia

Highlights

●	Activity mainly affected by the loans amortizations made during the second half of the year.

●	Contained risk indicators.

●	Increased recurring income and good performance of NTI.

●	Reduction of operating expenses.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2020	Δ %	2019
Net interest income	214	22.4	175
Net fees and commissions	150	8.2	139
Net trading income	137	4.4	131
Other operating income and expenses	9	(4.8)	9
Gross income	510	12.3	454
Operating expenses	(285)	(2.7)	(293)
Personnel expenses	(135)	(6.3)	(144)
Other administrative expenses	(133)	1.6	(131)
Depreciation	(17)	(5.5)	(18)
Operating income	225	39.8	161
Impairment on financial assets not measured at fair value through profit or loss	(38)	n.s.	(4)
Provisions or reversal of provisions and other results	(2)	n.s.	6
Profit/(loss) before tax	184	13.3	163
Income tax	(48)	33.3	(36)
Profit/(loss) for the year	137	7.6	127
Non-controlling interests	-	-	-
Net attributable profit/(loss)	137	7.6	127

Balance sheets	31-12-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	285	15.3	247
Financial assets designated at fair value	492	3.0	477
Of which: Loans and advances	-	-	-
Financial assets at amortized cost	21,839	(1.8)	22,233
Of which: Loans and advances to customers	18,908	(3.9)	19,669
Inter-area positions	-	-	-
Tangible assets	65	(9.5)	72
Other assets	200	(11.9)	228
Total assets/liabilities and equity	22,881	(1.6)	23,257
Financial liabilities held for trading and designated at fair value through profit or loss	46	(19.4)	57
Deposits from central banks and credit institutions	858	(17.4)	1,039
Deposits from customers	4,578	(2.8)	4,708
Debt certificates	704	(16.0)	838
Inter-area positions	15,398	0.3	15,351
Other liabilities	419	4.9	399
Economic capital allocated	879	1.7	864

50

Relevant business indicators	31-12-20	Δ %	31-12-19
Performing loans and advances to customers under management (1)	18,906	(3.8)	19,663
Non-performing loans	296	(15.3)	350
Customer deposits under management (1)	4,578	(2.8)	4,708
Off-balance sheet funds (2)	569	13.8	500
Risk-weighted assets	18,249	1.4	17,989
Efficiency ratio (%)	56.0		64.6
NPL ratio (%)	1.1		1.2
NPL coverage ratio (%)	100		98
Cost of risk (%)	0.18		0.02

(1) Excluding repos.

(2) Includes mutual funds, pension funds and other off-balance sheet funds.

Activity and results

The most relevant aspects of the activity and results in the area during 2020 were:

●

Lending activity (performing loans under management) decreased in the last quarter of the year, mainly in the commercial segment in Europe (excluding Spain), which together with that of the previous quarter caused the 2020 balances in this business area to close below those recorded in the previous year (down 3.8%). The above is explained by both the amortizations made during the second half of the year, as customers did not have to use all the liquidity initially available to cope with the situation generated by COVID-19, and by the reopening of the wholesale funding markets in the third quarter of 2020, as a funding alternative.

●	Credit risk indicators remained stable compared to the end of 2019: the NPL ratio and NPL coverage ratio closed at 1.1% and 100%, respectively, as of December 31, 2020.

●	Customer deposits under management fell by 2.8%, due to the decrease in time deposits.

●

In terms of results, double-digit increase of 16.1% year-on-year in the most recurring revenues due to the positive performance of both net interest income (up 22.4% year-on-year) and net fees and commissions (up 8.2% year-on-year), supported by CIB activity.

●	The NTI line increased (up 4.4% year-on-year) due to the good performance of customer activity and favorable management of market volatility.

●	Reduction of operating expenses (down 2.7% year-on-year).

●

The line of impairment on financial assets registered a release of €10m in the last quarter of the year and closed the year at €-38m, well above the €-4m recorded 12 months earlier, mainly as a consequence of the deterioration of specific customers in the wholesale portfolio. As a result, the cumulative cost of risk of the area at the end of the year stood at 0.18%.

●	As a result, the area’s cumulative net attributable profit at the end of December 2020 was €137m (up 7.6% year-on-year).

51

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2020	Δ	%	2019
Net interest income	(149)	(36.0)		(233)
Net fees and commissions	(59)	(18.6)		(73)
Net trading income	104	n.s.		(54)
Other operating income and expenses	47	119.8		21
Gross income	(57)	(83.1)		(339)
Operating expenses	(819)	(14.3)		(955)
Personnel expenses	(494)	(16.4)		(591)
Other administrative expenses	(131)	(24.5)		(173)
Depreciation	(194)	1.7		(190)
Operating income	(876)	(32.3)		(1,294)
Impairment on financial assets not measured at fair value through profit or loss	4	n.s.		(0)
Provisions or reversal of provisions and other results	(289)	77.1		(163)
Profit/(loss) before tax	(1,160)	(20.4)		(1,457)
Income tax	305	18.1		258
Profit/(loss) after tax	(856)	(28.6)		(1,199)
Goodwill impairment in the United States and corporate operations (1)	(1,780)	35.0		(1,318)
Profit/(loss) for the year	(2,635)	4.7		(2,517)
Non-controlling interests	0	(61.3)		0
Net attributable profit/(loss)	(2,635)	4.7		(2,517)
Net attributable profit/(loss) excluding the goodwill impairment in the United States and corporate operations (1)	(856)	(28.6)		(1,199)

(1) Include the net capital gain from the sale to Allianz the half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line.

Balance sheets	31-12-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	818	(2.2)	836
Financial assets designated at fair value	1,457	(40.7)	2,458
Of which: Loans and advances	-	-	-
Financial assets at amortized cost	2,095	(15.5)	2,480
Of which: Loans and advances to customers	503	(38.1)	813
Inter-area positions	17,536	(18.4)	21,477
Tangible assets	2,063	(7.9)	2,240
Other assets	17,705	(13.2)	20,394
Total assets/liabilities and equity	41,674	(16.5)	49,886
Financial liabilities held for trading and designated at fair value through profit or loss	20	48.3	14
Deposits from central banks and credit institutions	820	14.3	718
Deposits from customers	363	17.8	308
Debt certificates	8,179	5.4	7,764
Inter-area positions	-	-	-
Other liabilities	7,266	(28.4)	10,148
Economic capital allocated	(24,995)	4.2	(23,989)
Total equity	50,020	(8.9)	54,925

52

The Corporate Center registered a cumulative net attributable loss of €2,635m in 2020, due to the €2,084m goodwill impairment in the United States in the first quarter of 2020, which was fundamentally caused by the negative impact of the macroeconomic scenario adjustment due to the COVID-19 pandemic. This attributable loss also includes the result of corporate operations for the net capital gain, of €304m, recorded in the last quarter of 2020 due to the materialization of the agreement with Allianz. For its part, 2019 reflected the goodwill impairment in the United States that amounted to €-1,318m euros at the net attributable loss level, mainly due to the evolution of interest rates in the country and the slowdown in the economy in the fourth quarter of 2019. The Corporate Center’s net attributable loss, excluding the goodwill impairment in the United States and the result of corporate operations in 2020, stood at €-856m, 28.6% better than in 2019, equally excluding the goodwill impairment in the United States.

The most relevant aspects of the income statement evolution are:

●	The net interest income increased by 36.0% due to the lower financing costs.

●	The NTI recorded €104m, mainly from gains in foreign-exchange rate hedging, which compares very positively to the €-54m registered in 2019.

●	Other operating income and expenses include mainly the dividends from Telefónica, S.A., as well as the income from the consolidated companies accounted for by the equity method.

●	Containment of the operating expenses, which decreased by 14.3% year-on-year, both for personnel expenses (mainly variable remuneration) and for general expenses.

53

Other information: Corporate & Investment Banking

Highlights

●	Good performance of customer activity, which is reflected in net interest income, and fees and commissions.

●	Good evolution of NTI, highlighting the contribution of Mexico.

●	Leadership position in green and sustainable loans.

●	Net attributable profit affected by the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATES. DATA AS OF 31-12-20)	GROSS INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +9.0%.	(1) At current exchange rates: -13.9%.

54

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2020	Δ%	Δ% (1)	2019
Net interest income	1,596	6.0	19.9	1,506
Net fees and commissions	802	8.6	18.2	739
Net trading income	780	(7.6)	2.7	844
Other operating income and expenses	(44)	(21.6)	(6.0)	(56)
Gross income	3,135	3.4	15.1	3,033
Operating expenses	(992)	(7.1)	(1.8)	(1,067)
Personnel expenses	(425)	(11.2)	(7.5)	(479)
Other administrative expenses	(449)	(3.1)	5.0	(463)
Depreciation	(118)	(5.9)	(3.7)	(126)
Operating income	2,143	9.0	25.1	1,965
Impairment on financial assets not measured at fair value through profit or loss	(570)	138.0	184.7	(239)
Provisions or reversal of provisions and other results	(81)	n.s.	n.s.	9
Profit/(loss) before tax	1,492	(14.0)	(2.0)	1,735
Income tax	(395)	(7.4)	6.3	(427)
Profit/(loss) for the year	1,097	(16.2)	(4.7)	1,308
Non-controlling interests	(220)	(24.0)	(8.1)	(290)
Net attributable profit/(loss)	877	(13.9)	(3.8)	1,018
(1) Figures at constant exchange rates.

Balance sheets	31-12-20	Δ%	Δ% (1)	31-12-19
Cash, cash balances at central banks and other demand deposits	7,503	113.6	136.3	3,513
Financial assets designated at fair value	110,734	6.0	8.5	104,432
Of which: Loans and advances	31,183	(8.7)	(8.3)	34,153
Financial assets at amortized cost	74,589	(2.1)	6.1	76,169
Of which: Loans and advances to customers	62,782	(4.8)	3.8	65,915
Inter-area positions	-	-	-	-
Tangible assets	(51)	n.s.	n.s.	63
Other assets	854	(65.9)	(61.7)	2,506
Total assets/liabilities and equity	193,628	3.7	8.9	186,684
Financial liabilities held for trading and designated at fair value through profit or loss	87,743	(3.3)	(1.3)	90,704
Deposits from central banks and credit institutions	16,218	5.1	7.3	15,426
Deposits from customers	47,471	21.2	33.6	39,166
Debt certificates	2,096	(20.2)	(16.6)	2,625
Inter-area positions	31,430	0.4	9.4	31,316
Other liabilities	4,265	44.1	49.3	2,959
Economic capital allocated	4,405	(1.8)	7.0	4,487
(1) Figures at constant exchange rates.

Relevant business indicators	31-12-20	Δ%	Δ% (1)	31-12-19
Performing loans and advances to customers under management (2)	61,153	(6.6)	1.6	65,509
Non-performing loans	1,538	27.1	58.0	1,211
Customer deposits under management (2)	46,818	19.6	31.8	39,150
Off-balance sheet funds (3)	1,030	(0.7)	19.3	1,037
Efficiency ratio (%)	31.6			35.2

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-balance sheet funds.

55

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and profit and loss, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in 2020 were:

●

Lending activity (performing loans under management) continued to show dynamism, with a growth of 1.6% in 2020, and the performance in Spain and Turkey standing out, as a result of the higher loan drawdowns by customers, especially in the second quarter of the year, to address the situation caused by COVID-19 with a more comfortable liquidity position, and which were amortized throughout the second half of the year.

●

Customer funds registered a double-digit increase of 31.5% during 2020, with a positive evolution in almost all geographic areas, except for Rest of Eurasia and Mexico mainly as a result of the placement of liquidity in the bank. By geographical area, Spain and the United States outperform.

During 2020, and within the strategic priority of “helping our clients transition toward a sustainable future”, it is worth mentioning that BBVA CIB has participated in a total of approximately 110 transactions, 28 in the bond brokerage field and 82 in the sustainable financing field (of which 18 were project finance transactions, 26 finalist loans certified by an independent third party which accredits that the object of the financing has positive environmental or social impacts, 38 were financings linked to the achievement of certain environmental and social indicators (KPI-linked) and/or linked to ESG rating (Environmental, Social and Governance, ESG-linked).

Results

CIB generated a cumulative net attributable profit of €877m in 2020, which is 3.8% less in terms of the year-on-year comparison, mainly due to the increase in the impairment on financial assets, since the operating income grew by 25.1% in the year. The most relevant aspects on the year-on-year comparison in the income statement for Corporate & Investment Banking are summarized below:

●	Excellent evolution of net interest income (up 19.9%) due to the performance of lending activity, with higher volumes and an improvement in profitability per transaction due to the sales effort.

●

Double-digit increase in net fees and commissions (up 18.2%), supported by transactional business and new funding operations in most of the geographical areas, in particular Turkey and the United States (fixed-income origination activity).

●

NTI recorded 2.7% year-on-year growth, with growth in all geographical areas (except Spain, which was affected by the restrictions on the distribution of dividends at the beginning of the pandemic), due to the good performance of customer activity and the good management of market volatility.

●

The efficiency ratio improved to 31.6%, due to both the growth of gross income (up 15.1%) and the good performance of operating expenses, which fell by 1.8%, supported by the containment plans implemented by the area, as well as by the savings in some discretionary expenses following the pandemic.

●

Provisions for impairment on financial assets increased significantly due to provisions related to COVID-19, mainly recognized in the first quarter of 2020, which includes a deterioration in the macroeconomic scenario.

56

Appendix

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the Consolidated Financial Income Statements and the consolidated management income statements, shown throughout this report, for 2020 and 2019.

The main difference between them is the treatment of the results generated by the portion of the business in the United States that is subject to the sale agreement reached on November 16, 2020. As a result, in the management income statements, the results of the Group are presented by consolidating the said business for sale in continuity, compared to the treatment of the income statement of the Consolidated Financial Statements in which, according to the applicable accounting regulation, and since the transaction represents a sale agreement that includes a large section of the businesses that constitute a significant geographical area for the Group (IFRS 5.32 and Appendix A), it has been considered as a “discontinued operation”. Based on this consideration, the results obtained by the business subject to the sale are presented under a single line of the income statements - “Profit (loss) after tax from discontinued operations” - (IFRS 5.33) and the income statements of the consolidated Financial Statements for the comparative periods presented have been re-expressed (IFRS 5.34).This line of the Consolidated Financial Statements includes the successive goodwill impairments in the United States made in the last quarter of 2019 and the first quarter of 2020 that, in the management income statements are collected in a management margin called “United States goodwill impairment and corporate operations”.

Additionally, there is a difference between both approaches that derives from the materialization of the agreement with Allianz that, in the Consolidated Financial Income Statements is included with its gross impact on the line “Gains (losses) from non-current assets and disposable groups of items classified as held for sale not qualifying as discontinued operations” and its corresponding tax effect on the line “Tax expense or income related to profit or loss from continuing operations” while, for management purposes, it has been classified as “Corporate Operation” for its net amount, being included in the same management margin mentioned above.

57

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS. 2020 (MILLIONS OF EUROS)
Consolidated income statement		Adjustments		Management income statement
	2020		2020
Interest and other income	22,389	3,534	25,923	Financial income
Interest expense	(7,797)	(1,325)	(9,122)	Financial expenses
NET INTEREST INCOME	14,592	2,209	16,801	Net interest income
Dividend income	137			(*)
Share of profit or loss of entities accounted for using the equity method	(39)			(*)
Fee and commission income	5,980	677	6,657	Fees and commissions income
Fee and commission expense	(1,857)	(183)	(2,040)	Fees and commissions expenses
	4,123	494	4,616	Net fees and commissions
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	139
Gains (losses) on financial assets and liabilities held for trading, net	777
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	208
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	56
Gains (losses) from hedge accounting, net	7
Exchange differences, net	359
	1,546	145	1,692	Net trading income
Other operating income	492
Other operating expense	(1,662)
Income from insurance and reinsurance contracts	2,497
Expense from insurance and reinsurance contracts	(1,520)
	(95)	(40)	(135)	Other operating income and expenses
GROSS INCOME	20,166	2,808	22,974	Gross income
Administration costs	(7,799)		(10,755)	Operating expenses (**)
Personnel expense	(4,695)	(955)	(5,650)	Personnel expenses
Other administrative expense	(3,105)	(507)	(3,612)	Other administrative expenses
Depreciation and amortization	(1,288)	(205)	(1,494)	Depreciation
	11,079	1,140	12,219	Operating income
Provisions or reversal of provisions	(746)	2	(744)	Provisions or reversal of provisions
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(5,179)	(729)	(5,908)	Impairment on financial assets not measured at fair value through profit or loss
NET OPERATING INCOME	5,153	413	5,566
Impairment or reversal of impairment of investments in joint ventures and associates	(190)
Impairment or reversal of impairment on non-financial assets	(153)
Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(7)
Negative goodwill recognized in profit or loss	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	444
	94	(435)	(341)	Other gains (losses)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	5,248	(22)	5,225	Profit/(loss) before tax
Tax expense or income related to profit or loss from continuing operations	(1,459)	73	(1,385)	Income tax
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	3,789	51	3,840	Profit/(loss) after tax
Profit (loss) after tax from discontinued operations	(1,729)	1,729	-
	-	(1,780)	(1,780)	Goodwill impairment in the United States and corporate operations
PROFIT FOR THE YEAR	2,060	-	2,060	Profit/(loss) for the year
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(756)	-	(756)	Non-controlling interests
ATTRIBUTABLE TO OWNERS OF THE PARENT	1,305	-	1,305	Net attributable profit/(loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

58

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS. 2019 (MILLIONS OF EUROS)
Consolidated income statement		Adjustments		Management income statement
	2019		2019
Interest and other income	27,762	5,880	33,642	Financial income
Interest expense	(11,972)	(3,546)	(15,518)	Financial expenses
NET INTEREST INCOME	15,789	2,335	18,124	Net interest income
Dividend income	153			(*)
Share of profit or loss of entities accounted for using the equity method	(42)			(*)
Fee and commission income	6,786	736	7,522	Fees and commissions income
Fee and commission expense	(2,284)	(205)	(2,489)	Fees and commissions expenses
	4,502	531	5,033	Net fees and commissions
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	186
Gains (losses) on financial assets and liabilities held for trading, net	419
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	143
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(98)
Gains (losses) from hedge accounting, net	55
Exchange differences, net	581
	1,286	98	1,383	Net trading income
Other operating income	639
Other operating expense	(1,943)
Income from insurance and reinsurance contracts	2,890
Expense from insurance and reinsurance contracts	(1,751)
	(55)	(22)	(77)	Other operating income and expenses
GROSS INCOME	21,522	2,941	24,463	Gross income
Administration costs	(8,769)		(11,902)	Operating expenses (**)
Personnel expense	(5,351)	(989)	(6,340)	Personnel expenses
Other administrative expense	(3,418)	(545)	(3,963)	Other administrative expenses
Depreciation and amortization	(1,386)	(214)	(1,599)	Depreciation
	11,368	1,193	12,561	Operating income
Provisions or reversal of provisions	(614)	(3)	(617)	Provisions or reversal of provisions
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,552)	(521)	(4,073)	Impairment on financial assets not measured at fair value through profit or loss
NET OPERATING INCOME	7,202	670	7,872
Impairment or reversal of impairment of investments in joint ventures and associates	(46)
Impairment or reversal of impairment on non-financial assets	(128)
Gains (losses) on derecognition of non—financial assets and subsidiaries, net	(5)
Negative goodwill recognized in profit or loss	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	23
	(156)	0	(155)	Other gains (losses)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	7,046	670	7,716	Profit/(loss) before tax
Tax expense or income related to profit or loss from continuing operations	(1,943)	(110)	(2,053)	Income tax
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	5,103	560	5,663	Profit/(loss) after tax
Profit (loss) after tax from discontinued operations	(758)	758	-
	-	(1,318)	(1,318)	Goodwill impairment in the United States and corporate operations
PROFIT FOR THE YEAR	4,345	-	4,345	Profit/(loss) for the year
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(833)	-	(833)	Non-controlling interests
ATTRIBUTABLE TO OWNERS OF THE PARENT	3,512	-	3,512	Net attributable profit/(loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

59

Below is the reconciliation between the balance sheets of the Consolidated Financial Statements and those of the management as of 12-31-2020 and 12-31-2019, based on which the financial information of this report is provided. The main difference between both of them is the classification in the consolidated balance sheets of the sale transactions of BBVA Paraguay (closed on January 22) and part of the BBVA Group business in the United States (expected to close by the middle of the 2021 financial year) as Non-current Assets held for Sale2. On the other hand, the management balance sheets as of 12-31-2020 and 12-31-2019 are presented in continuity, being the assets and liabilities of these two transactions included in each corresponding balance sheet line.

CONCILIATION OF THE BBVA GROUP’S BALANCE SHEET. 2020 (MILLIONS OF EUROS)

	Consolidated balance sheet of the financial statements	Ajustes	Consolidated management balance sheet
	31-12-20		31-12-20
Cash, cash balances at central banks and other demand deposits	65,520	11,784	77,303
Financial assets held for trading	108,467	821	109,288
Non-trading financial assets mandatorily at fair value through profit or loss	5,198	13	5,211
Financial assets designated at fair value through profit or loss	1,117	-	1,117
Financial assets at fair value through accumulated other comprehensive income	69,440	4,976	74,416
Financial assets at amortized cost	367,668	62,592	430,260
Loans and advances to central banks and credit institutions	20,784	37	20,821
Loans and advances to customers	311,147	53,859	365,006
Debt securities	35,737	8,697	44,434
Investments in subsidiaries, joint ventures and associates	1,437	(0)	1,437
Tangible assets	7,823	807	8,629
Intangible assets	2,345	1,952	4,297
Other assets (*)	107,246	(82,944)	24,301
Total assets	736,258	-	736,258
Financial liabilities held for trading	86,591	98	86,689
Other financial liabilities designated at fair value through profit or loss	10,050	-	10,050
Financial liabilities at amortized cost	490,606	74,480	565,085
Deposits from central banks and credit institutions	72,806	4,707	77,513
Deposits from customers	342,661	66,460	409,122
Debt certificates	61,780	2,811	64,591
Other financial liabilities	13,358	501	13,860
Liabilities under insurance and reinsurance contracts	9,951	-	9,951
Other liabilities (**)	89,041	(74,578)	14,463
Total liabilities	686,239	-	686,239
Non-controlling interests	5,471	-	5,471
Accumulated other comprehensive income	(14,356)	-	(14,356)
Shareholders’ funds	58,904	-	58,904
Total equity	50,020	-	50,020
Total liabilities and equity	736,258	-	736,258

(*) “Derivatives—hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures and associates”, “Insurance and reinsurance assets”, “Tax assets”, “Other assets”, and “Non-current assets and disposal groups classified as held for sale”.

(**) “Derivatives—hedge accounting”, “Fair value changes of the hedged items in porftolio hedges of interest rate risk”, “Provisions”, “Tax liabilities”, “Other liabilities”, and “Liabilities included in disposal groups classified as held for sale”.

[2]

As of 12-31-2019, only BBVA Paraguay is classified as Non-current Assets held for Sale and as of 12-31-2020, BBVA Paraguay and BBVA USA and the rest of Group’s companies included in the sale agreement signed with PNC are classified under this balance sheet line.

60

CONCILIATION OF THE BBVA GROUP’S BALANCE SHEET. 2019 (MILLIONS OF EUROS)

	Consolidated balance sheet of the financial statements	Adjustments	Consolidated management balance sheet
	31-12-19		31-12-19
Cash, cash balances at central banks and other demand deposits	44,303	363	44,666
Financial assets held for trading	101,735	0	101,735
Non-trading financial assets mandatorily at fair value through profit or loss	5,557	-	5,557
Financial assets designated at fair value through profit or loss	1,214	-	1,214
Financial assets at fair value through accumulated other comprehensive income	61,183	2	61,186
Financial assets at amortized cost	439,162	1,268	440,430
Loans and advances to central banks and credit institutions	17,924	0	17,924
Loans and advances to customers	382,360	1,205	383,565
Debt securities	38,877	63	38,940
Investments in subsidiaries, joint ventures and associates	1,488	-	1,488
Tangible assets	10,068	9	10,077
Intangible assets	6,966	4	6,970
Other assets (*)	26,060	(1,647)	24,413
Total assets	697,737	-	697,737
Financial liabilities held for trading	88,680	0	88,680
Other financial liabilities designated at fair value through profit or loss	10,010	-	10,010
Financial liabilities at amortized cost	516,641	1,542	518,182
Deposits from central banks and credit institutions	54,700	22	54,722
Deposits from customers	384,219	1,467	385,686
Debt certificates	63,963	40	64,004
Other financial liabilities	13,758	13	13,771
Liabilities under insurance and reinsurance contracts	10,606	-	10,606
Other liabilities (**)	16,875	(1,542)	15,333
Total liabilities	642,812	-	642,812
Non-controlling interests	6,201	-	6,201
Accumulated other comprehensive income	(10,226)	-	(10,226)
Shareholders’ funds	58,950	-	58,950
Total equity	54,925	-	54,925
Total liabilities and equity	697,737	-	697,737

(*) “Derivatives—hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures and associates”, “Insurance and reinsurance assets”, “Tax assets”, “Other assets”, and “Non-current assets and disposal groups classified as held for sale”.

(**) “Derivatives—hedge accounting”, “Fair value changes of the hedged items in porftolio hedges of interest rate risk”, “Provisions”, “Tax liabilities”, “Other liabilities”, and “Liabilities included in disposal groups classified as held for sale”.

61

Companies excluded from the sale agreement of the BBVA subsidiary in the United States

Hereafter is presented the income statement and the balance sheet as of December 31, 2020 and 2019 of the companies of the United States subsidiary excluded from the sale agreement reached with PNC3 is presented.

INCOME STATEMENTS OF THE COMPANIES EXCLUDED FROM THE SALE AGREEMENT OF THE BBVA SUBSIDIARY IN THE UNITED STATES (MILLIONS OF EUROS)
	2020	2019
Net interest income	76	60
Net fees and commissions	182	139
Net trading income	59	58
Other operating income and expenses	47	50
Gross income	364	307
Operating expenses	(193)	(201)
Personnel expenses	(129)	(134)
Other administrative expenses	(62)	(62)
Depreciation	(3)	(5)
Operating income	170	105
Impairment on financial assets not measured at fair value through profit or loss	(47)	(30)
Provisions or reversal of provisions	(6)	0
Other gains (losses)	-	(0)
Profit/(loss) before tax	118	76
Income tax	(18)	(10)
Profit/(loss) for the year	100	66
Non-controlling interests	-	-
Net attributable profit/(loss)	100	66

SUMMARIZED BALANCE SHEETS OF THE COMPANIES EXCLUDED FROM THE SALE AGREEMENT OF THE BBVA SUBSIDIARY IN THE UNITED STATES (MILLIONS OF EUROS)
	31-12-20	31-12-19
Cash, cash balances at central banks and other demand deposits	5,854	2,613
Financial assets designated at fair value	970	277
Of which: Loans and advances	153	161
Financial assets at amortized cost	5,376	6,650
Of which: Loans and advances to customers	5,109	6,475
Inter-area positions	-	-
Tangible assets	10	14
Other assets	94	50
Total assets/liabilities and equity	12,304	9,604
Financial liabilities held for trading and designated at fair value through profit or loss	803	163
Deposits from central banks and credit institutions	845	945
Deposits from customers	4,756	3,895
Debt certificates	105	391
Inter-area positions	4,943	3,471
Other liabilities	305	233
Economic capital allocated	548	505

[3]	For more information about the agreement, see the chapter “Highlights” of this report.

62

Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: January 29, 2021
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative